SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

March 31, 2014

and Independent Auditors’ Report Review

Report of independent auditors on the Review of Quarterly Information

To the Board of Directors and Shareholders

Braskem S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Braskem S.A., included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2014, comprising the balance sheet as at that date and the statements of operations, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 - Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2014. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Salvador, May 7, 2014

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 "S" BA

Braskem S.A.

Balance Sheet

at March 31, 2014

All amounts in thousands of reais

		Consolidated		Parent Company
Assets	Note	Mar/2014	Dec/2013	Mar/2014	Dec/2013
	2.1.1(a)		Revised		Revised
Current assets
Cash and cash equivalents	3	3,214,065	4,335,859	2,436,543	2,425,078
Financial investments	4	87,499	86,719	87,140	86,535
Trade accounts receivable	5	2,830,606	2,810,520	4,052,788	3,814,830
Inventories	6	5,551,054	5,033,593	3,265,967	2,848,700
Taxes recoverable	8	2,390,438	2,237,213	1,306,712	1,246,858
Dividends and interest on capital	7	154	150	78,034	78,031
Prepaid expenses		46,295	62,997	16,743	19,778
Related parties	7	456,232	124,487	403,747	100,173
Derivatives operations	14.1.1	40,229	34,101	36,806	28,951
Other receivables		244,598	233,808	164,624	141,360

		14,861,170	14,959,447	11,849,104	10,790,294

Non-current assets held for sale	1(a)(x)		37,681

		14,861,170	14,997,128	11,849,104	10,790,294

Non-current assets
Financial investments	4	25,950	20,779	25,950	20,774
Trade accounts receivable	5	18,144	61,875	16,865	60,328
Advances to suppliers	6	104,232	116,714	104,232	116,714
Taxes recoverable	8	1,199,760	1,285,990	864,395	899,751
Deferred income tax and social contribution	16	806,852	1,123,313	385,444	674,273
Judicial deposits		212,014	209,910	195,585	194,397
Related parties	7	134,815	133,649	141,946	404,668
Insurance claims		126,446	139,497	125,258	138,308
Derivatives operations	14.1.1	100,995	137,345
Other receivables		141,491	141,526	111,911	112,497
Investments in subsidiaries and jointly-controlled investments	9	116,011	115,385	10,630,949	10,479,371
Other investments		6,511	6,501	6,123	6,123
Property, plant and equipment	10	25,838,557	25,413,548	11,644,738	11,650,667
Intangible assets	11	2,883,527	2,912,630	2,227,345	2,225,326

		31,715,305	31,818,662	26,480,741	26,983,197
	0
Total assets	0	46,576,475	46,815,790	38,329,845	37,773,491

The Management notes are an integral part of the financial statements

Braskem S.A.

Balance Sheet
at March 31, 2014
All amounts in thousands of reais	Continued

		Consolidated		Parent Company
Liabilities and shareholders' equity	Note	Mar/2014	Dec/2013	Mar/2014	Dec/2013
		2.1.1(a)	Revised		Revised
Current liabilities
Trade payables		9,959,674	10,421,687	9,072,108	8,845,414
Borrowings	12	1,224,291	1,248,804	1,159,650	1,283,046
Project finance	13	22,676	25,745
Derivatives operations	14.1.1	79,407	95,123	24,140	20,751
Payroll and related charges		559,485	490,816	383,407	320,548
Taxes payable	15	473,325	445,424	278,215	316,408
Dividends and interest on capital		131,797	131,799	129,020	129,022
Advances from customers		308,537	297,403	37,811	38,274
Sundry provisions	17	88,019	105,856	50,531	60,991
Post-employment benefits	18		158,137		158,122
Accounts payable to related parties	7			264,016	127,629
Other payables		105,172	174,007	19,621	54,501

		12,952,383	13,594,801	11,418,519	11,354,706

Non-current liabilities
Borrowings	12	16,922,109	17,353,687	11,353,602	11,721,414
Project finance	13	4,559,160	4,705,661
Derivatives operations	14.1.1	382,006	396,040	380,601	396,040
Taxes payable	15	887,743	902,875	824,611	839,531
Accounts payable to related parties	7			5,092,469	5,148,743
Long-term incentives		9,398	9,274	9,398	9,274
Deferred income tax and social contribution	16	847,724	863,405
Post-employment benefits	18	277,029	44,054	207,134
Provision for losses on subsidiaries and jointly-controlled investments				178,252	149,213
Advances from customers		129,415	152,635	44,553	53,807
Sundry provisions	17	452,980	449,694	225,648	226,007
Other payables		777,283	662,330	286,525	281,646

		25,244,847	25,539,655	18,602,793	18,825,675

Shareholders' equity	20
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,430	232,430	232,430	232,430
Revenue reserves		410,149	410,149	410,149	410,149
Other comprehensive income		(789,625)	(1,092,691)	(789,625)	(1,092,691)
Treasury shares		(48,892)	(48,892)
Accumulated profit		412,357		412,357

Total attributable to the Company's shareholders		8,259,641	7,544,218	8,308,533	7,593,110

Non-controlling interest in Braskem Idesa		119,604	137,116

		8,379,245	7,681,334	8,308,533	7,593,110

Total liabilities and shareholders' equity		46,576,475	46,815,790	38,329,845	37,773,491

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations and statement of comprehensive income at March 31, 2014

All amounts in thousands of reais, except earnings per share

			Consolidated		Parent Company
	Note	Mar/2014	Mar/2013	Mar/2014	Mar/2013
	2.1.1(b)		Revised		Revised

Net sales revenue	22	11,842,626	9,501,170	6,595,075	5,508,783
Cost of products sold		(10,324,626)	(8,490,154)	(5,724,864)	(4,969,651)

Gross profit		1,518,000	1,011,016	870,211	539,132

Income (expenses)
Selling and distribution		(269,509)	(252,039)	(162,924)	(148,574)
General and administrative		(275,014)	(253,362)	(173,737)	(154,188)
Research and development		(34,142)	(24,564)	(20,573)	(18,515)
Results from equity investments	9(c)	(6)	(4,722)	221,381	162,183
Other operating income (expenses), net	23	189,949	(28,764)	251,881	(20,231)

Operating profit		1,129,278	447,565	986,239	359,807

Financial results	24
Financial expenses		(577,028)	(230,913)	(392,098)	(151,509)
Financial income		16,883	123,112	(91,073)	45,314

		(560,145)	(107,801)	(483,171)	(106,195)

Profit before income tax and
social contribution		569,133	339,764	503,068	253,612

Current and deferred income tax and social contribution	16	(172,790)	(106,866)	(97,762)	(37,605)

Profit for the period		396,343	232,898	405,306	216,007

Attributable to:
Company's shareholders		405,306	216,007
Non-controlling interest in Braskem Idesa		(8,963)	16,891

Profit for the period		396,343	232,898
	0

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations and statement of comprehensive income at March 31, 2014
All amounts in thousands of reais, except earnings per share	Continued

			Consolidated		Parent Company
	Note	Mar/2014	Mar/2013	Mar/2014	Mar/2013
	2.1.1(b)		Revised		Revised

Profit for the period		396,343	232,898	405,306	216,007

Other comprehensive income:
Items that will be subsequently reclassified to profit or loss:
Fair value of cash flow hedge		24,690		24,690
Income tax and social contribution		(8,395)		(8,395)
Fair value of cash flow hedge Braskem Idesa		(20,056)		(15,042)
		(3,761)		1,253

Exchange variation of foreign sales hedge	14.1.1(b.iii)	537,876		537,876
Income tax and social contribution		(182,878)		(182,878)
		354,998		354,998

Foreign currency translation adjustment		(49,669)	(3,177)	(46,134)	(6,821)

		301,568	(3,177)	310,117	(6,821)

Total comprehensive income for the period		697,911	229,721	715,423	209,186

Attributable to:
Company's shareholders		715,423	209,186
Non-controlling interest in Braskem Idesa		(17,512)	20,535

Total comprehensive income for the period		697,911	229,721

					Parent Company
				Mar/2014	Mar/2013
			Note	Basic and Diluted	Basic and Diluted
			2.1.1(b)		Revised
Profit per share attributable to the shareholders of the Company
of continued operations at the end of the period (R$)			21
Earnings per share - common				0.4351	0.0160
Earnings per share - preferred shares class "A"				0.6062	0.6062
Earnings per share - preferred shares class "B"				0.6062	0.6062

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in shareholder’s equity
All amounts in thousands of reais

												Consolidated
		Attributed to shareholders' interest
				Revenue reserves
	Note	Capital	Capital reserve	Legal reserve<	Returns Earnings	Additional dividends proposed	Other comprehensive income	Treasury shares	Accumulated profit (loss)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total shareholders' equity

At December 31, 2012		8,043,222	797,979				337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the period:
Profit for the period									216,007	216,007	16,891	232,898
Foreign currency translation adjustment							(6,821)			(6,821)	3,644	(3,177)
							(6,821)		216,007	209,186	20,535	229,721

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,809)		6,809
Realization of deemed cost of jointly-controlled investment, net of taxes							(242)		242
							(7,051)		7,051

Contributions to shareholders:
Loss on interest in subsidiary							(1,980)			(1,980)		(1,980)
							(1,980)			(1,980)		(1,980)

At March 31, 2013 (Revised)	2.1.1(b)	8,043,222	797,979				321,559	(48,892)	(342,491)	8,771,377	108,348	8,879,725

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)	(48,892)		7,544,218	137,116	7,681,334

Comprehensive income for the period:
Profit (loss) for the period									405,306	405,306	(8,963)	396,343
Exchange variation of foreign sales hedge, net of taxes							354,998			354,998		354,998
Fair value of cash flow hedge, net of taxes							1,253			1,253	(5,014)	(3,761)
Foreign currency translation adjustment							(46,134)			(46,134)	(3,535)	(49,669)
							310,117		405,306	715,423	(17,512)	697,911

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,810)		6,810
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)		241
							(7,051)		7,051

At March 31, 2014		8,043,222	232,430	26,895	28,412	354,842	(789,625)	(48,892)	412,357	8,259,641	119,604	8,379,245

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

		Parent Company
				Revenue reserves					Total
						Additional	Other		Braskem
			Capital	Legal	Returns	dividends	comprehensive	Accumulated	shareholders'
	Note	Capital	reserve	reserve	Earnings	proposed	income	profit (loss)	interest

At December 31, 2012		8,043,222	797,979				337,411	(565,549)	8,613,063

Comprehensive income for the period:
Profit for the period								216,007	216,007
Foreign currency translation adjustment							(6,821)		(6,821)
							(6,821)	216,007	209,186

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,809)	6,809
Realization of deemed cost of jointly-controlled investment, net of taxes							(242)	242
							(7,051)	7,051

Contributions to shareholders:
Loss on interest in subsidiary							(1,980)		(1,980)
							(1,980)		(1,980)

At March 31, 2013 (Revised)	2.1.1(b)	8,043,222	797,979				321,559	(342,491)	8,820,269

At December 31, 2013		8,043,222	232,430	26,895	28,412	354,842	(1,092,691)		7,593,110

Comprehensive income for the period:
Profit for the period								405,306	405,306
Exchange variation of foreign sales hedge, net of taxes							354,998		354,998
Fair value of cash flow hedge, net of taxes							1,253		1,253
Foreign currency translation adjustment							(46,134)		(46,134)
							310,117	405,306	715,423

Equity valuation adjustments:
Realization of additional property, plant and equipment price-level restatement, net of taxes							(6,810)	6,810
Realization of deemed cost of jointly-controlled investment, net of taxes							(241)	241
							(7,051)	7,051

At March 31, 2014		8,043,222	232,430	26,895	28,412	354,842	(789,625)	412,357	8,308,533

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of cash flows

at March 31, 2014

All amounts in thousands of reais

		Consolidated		Parent Company
	Note	Mar/2014	Mar/2013	Mar/2014	Mar/2013
	2.1.1(b)		Revised		Revised

Profit before income tax and social contribution		569,133	339,764	503,068	253,612

Adjustments for reconciliation of profit
Depreciation, amortization and depletion		505,535	485,354	318,520	300,991
Results from equity investments	9(c)	6	4,722	(221,381)	(162,183)
Interest and monetary and exchange variations, net		305,541	25,847	223,342	125,314
Cost amount of the investment sold in the divestment date	23	37,662		37,662
Provision for losses and asset write-downs of long-term		3,691	1,546	2,769	(1)

		1,421,568	857,233	863,980	517,733

Changes in operating working capital
Held-for-trading financial investments		(4,744)	(58,272)	2,677	(656)
Trade accounts receivable		23,282	(142,621)	(183,521)	(409,823)
Inventories		(498,471)	(531,330)	(401,725)	(257,572)
Taxes recoverable		(44,633)	(151,787)	(14,369)	(23,847)
Prepaid expenses		16,702	37,157	3,035	5,805
Other receivables (includes sale amount of subsidiary - note 23)		(332,375)	(47,919)	(192,214)	(47,473)
Trade payables		(266,760)	(204,197)	421,948	61,112
Taxes payable		(50,545)	(53,207)	(144,094)	(25,016)
Long-term incentives		124	162	124	162
Advances from customers		(12,086)	223,124	(117,330)	(117,547)
Sundry provisions		(14,551)	(15,029)	(43,439)	886
Other payables		184,533	256,974	182,604	16,341

Cash from (used in) operations		422,044	170,288	377,676	(279,895)

Interest paid		(193,520)	(200,543)	(100,139)	(105,189)
Income tax and social contribution paid		(22,362)	(8,440)	(10,132)	(8,428)

Net cash generated (used in) by operating activities		206,162	(38,695)	267,405	(393,512)

Proceeds from the sale of fixed assets		363	608
Proceeds from the sale of investments			163,000		163,000
Beginning cash of Quantiq and IQAG	2.1.1(b)		9,985
Acquisitions of investments in subsidiaries and associates			(31)		(31)
Acquisitions to property, plant and equipment		(1,156,787)	(1,101,111)	(309,659)	(227,814)
Acquisitions of intangible assets		(8,870)	(524)	(8,868)	(524)
Held-for-maturity and available for sale financial investments		7,265	15,086	14	5,831

Net cash used in investing activities		(1,158,029)	(912,987)	(318,513)	(59,538)

Short-term and long-term debt
Obtained borrowings		1,656,951	2,958,599	408,598	2,401,860
Payment of borrowings		(1,841,649)	(2,285,518)	(792,465)	(2,224,626)
Related parties
Obtained loans				191,680	377,467
Payment of loans				(54,017)	(17,762)
Net current transactions				308,779	165,260
Dividends paid		(2)	(21)	(2)	(21)
Non-controlling interests in Braskem Idesa			(2,660)

Net cash provided (used in) by financing activities		(184,700)	670,400	62,573	702,178

Exchange variation on cash of foreign subsidiaries		14,773	6,383

Increase (decrease) in cash and cash equivalents		(1,121,794)	(274,899)	11,465	249,128

Represented by
Cash and cash equivalents at the beginning for the period		4,335,859	3,287,622	2,425,078	1,627,928
Cash and cash equivalents at the end for the period		3,214,065	3,012,723	2,436,543	1,877,056

Increase (decrease) in cash and cash equivalents		(1,121,794)	(274,899)	11,465	249,128

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of value added

at March 31, 2014

All amounts in thousands of reais

		Consolidated		Parent Company
	Note	Mar/2014	Mar/2013	Mar/2014	Mar/2013
	2.1.1(b)		Revised		Revised

Revenue		13,711,837	11,135,948	7,882,562	6,581,346
Sale of goods, products and services		13,530,643	11,198,229	7,638,722	6,606,575
Other income (expenses), net		190,532	(46,734)	252,665	(19,401)
Allowance for doubtful accounts		(9,338)	(15,547)	(8,825)	(5,828)
Inputs acquired from third parties		(11,841,094)	(9,578,639)	(6,495,631)	(5,740,966)
Cost of products, goods and services sold		(11,468,834)	(9,252,367)	(6,262,839)	(5,535,699)
Material, energy, outsourced services and others		(372,552)	(326,079)	(232,844)	(205,117)
Impairment of assets		292	(193)	52	(150)
Gross value added		1,870,743	1,557,309	1,386,931	840,380

Depreciation, amortization and depletion		(505,535)	(485,354)	(318,520)	(300,991)

Net value added produced by the entity		1,365,208	1,071,955	1,068,411	539,389

Value added received in transfer		17,177	118,476	130,399	207,583
Results from equity investments	9(c)	(6)	(4,722)	221,381	162,183
Financial income		16,883	123,112	(91,073)	45,314
Other		300	86	91	86

Total value added to distribute		1,382,385	1,190,431	1,198,810	746,972

Personnel		227,962	196,325	133,911	123,031
Direct compensation		174,764	152,937	102,312	95,954
Benefits		40,033	30,679	21,297	17,176
FGTS (Government Severance Pay Fund)		13,165	12,709	10,302	9,901

Taxes, fees and contributions		123,977	490,409	224,846	223,573
Federal		210,055	254,444	127,252	64,908
State		(91,780)	228,630	96,133	155,637
Municipal		5,702	7,335	1,461	3,028

Remuneration on third parties' capital		634,103	270,799	434,747	184,361
Financial expenses (including exchange variation)		574,277	227,973	390,678	149,488
Rentals		59,826	42,826	44,069	34,873

Remuneration on own capital		396,343	232,898	405,306	216,007
Profit for the period		405,306	216,007	405,306	216,007
Non-controlling interests in Braskem Idesa		(8,963)	16,891

Value added distributed		1,382,385	1,190,431	1,198,810	746,972

The Management notes are an integral part of the financial statements

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

1.                       Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 36 industrial units, 29 of which in the Brazilian states of Alagoas (“AL”), BA, Rio de Janeiro (“RJ”), Rio Grande do Sul (“RS”) and São Paulo (“SP”), five are located in the United States, in the states of Pennsylvania, Texas and West Virginia and two are located in Germany.

The Company is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)               Significant corporate and operating events impacting these financial statements

(i)                 The ESM held on May 15, 2013 approved the increase in the capital stock of the subsidiary Braskem Idesa S.A.P.I (“Braskem Idesa”), without the issue of new shares, in the amount of R$141,620 (MXN$850,061 thousand), through capital injection of R$106,214 (MXN$637,546 thousand) by the Parent Company and R$35,406 (MXN$212,515 thousand) by the non-controlling shareholder.

(ii)               On July 1, 2013, the Parent Company acquired 2 thousand common shares of Odebrecht Comercializadora de Energia S.A. (“OCE”), equivalent to 20% of the capital of that company, whose main corporate purpose is to buy and sell electricity in the spot market. Due to the provisions in the shareholders' agreement, OCE was classified as a joint subsidiary.

(iii)             On August 30, 2013, the Extraordinary Shareholders Meeting approved the merger of Rio Polímeros S.A. (“Riopol”) with Braskem Qpar S.A. (“Braskem Qpar”) and the increase in its capital from R$4,252,353 to R$7,131,165, through the issue of 293,604,915 common shares.

(iv)             On September 19, 2013, the parent company and Braskem International GmbH (“Braskem Austria”) acquired the shares issued by Braskem México, S. de RL de CV (“Braskem Mexico”) and held by Braskem Participações S.A. (“Braskem Participações”) and Braskem Importação e Exportação Ltda. (“Braskem Importação”) for R$1,803 and R$1, respectively.

(v)               On November 1, 2013, approval was given to increase the capital of the subsidiary Distribuidora de Águas Triunfo S.A. (“DAT”) through the transfer of assets of the Water Treatment Unit (“WTU”) at the Basic Petrochemicals Unit in the Triunfo Petrochemical Complex in Rio Grande do Sul, amounting to R$37,561. On December 27, 2013, approval was given to another capital increase of DAT of R$151 through a new transfer of assets, after which the capital increased to R$37,717.

(vi)             On November 21, 2013, Braskem Mexico constituted Braskem Mexico Servicios S. de R. L. de C.V. (“Braskem Mexico Serviços”), whose capital amounts to MXN$3 thousand. The purpose of this subsidiary is to provide services to Braskem Idesa.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(vii)           On November 27, 2013, Common Industries Ltd. (“Common”) repurchased and canceled 49,995 of its shares held by Braskem Qpar for US$2,591 thousand. On the same date, Braskem Incorporated Limited (“Braskem Inc”) acquired 5 common shares of Common, also held by Braskem Qpar, for US$259 and Braskem Inc. became the sole shareholder.

(viii)         On December 17, 2013, the Parent Company entered into a share sales agreement (“Agreement”) with Solvay Argentina S.A. (“Solvay Argentina”), through which it committed to acquire, upon the fulfillment of certain conditions provided for in the Agreement ("Acquisition"), shares representing 70.59% of the total and voting capital of Solvay Indupa S.A.I.C. (“Solvay Indupa”).

Solvay Indupa, which produces PVC and caustic soda, has two integrated production sites located in: (i) Santo André, (SP), with the capacity to produce 300 kton of PVC* and 170 kton of caustic soda*; and (ii) Bahía Blanca in the Province of Buenos Aires, Argentina, with the capacity to produce 240 kton of PVC* and 180 kton of caustic soda*.

The Agreement provides for the acquisition by Braskem of 292,453,490 shares representing 70.59% of the total and voting capital of Solvay Indupa that are held by Solvay Argentina, at the price of US$ 0.085, to be paid upon the settlement of the acquisition. The acquisition price is based on the Enterprise Value of US$ 290 million.

Meanwhile, Solvay Indupa holds, as of March 31, 2014, (i) 158,534,671 shares in Solvay Indupa do Brasil S.A. (“Indupa Brasil”) representing 99.99% of the total and voting capital of Indupa Brasil; and (ii) 1,010,638 shares in Solalban Energía S.A. (“Solalban”) representing 58.00% of the total and voting capital of Solalban. As a result of the Acquisition, Braskem will become an indirect shareholder of Indupa Brasil and of Solalban.

As a result of the Acquisition, Braskem carried out a public tender offer on December 18, 2013 for shares representing 29.41% of the capital of Solvay Indupa traded on the Buenos Aires Stock Exchange - BCBA, pursuant to governing legislation, and also plans to cancel the registration of Solvay Indupa at the Securities and Exchange Commission of Brazil - (“CVM”).

The conclusion and effective implementation of the acquisition is subject to, among other operational conditions, approval by Brazil’s antitrust agency Administrative Council for Economic Defense – (“CADE”).

(ix)             On December 30, 2013, IQ Soluções & Quimica S.A. (“Quantiq”) changed its corporate type to limited liability company, with its new name being Quantiq Distribuidora Ltda.

(x)               On December 31, 2013, the parent company entered into a share sales agreement with Odebrecht Ambiental (“OA”), through which it sold its interest in the subsidiary DAT for R$315 million, to be received during the course of 2014.

The assets of DAT were shown in the balance sheet of December 31, 2013 as “assets available for sale.” DAT did not register results or hold liabilities in the year ended on December 31, 2013.

On February 3, 2014, the Extraordinary Shareholders’ Meeting of DAT approved the change in its Management and consequently the transfer of the management of the operations of DAT to OA, upon the recognition of a net gain of R$277,338.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(b)               Effect of foreign exchange variation

The Company is exposed to foreign exchange variation on the balances and transactions made in currencies other than its functional currencies, particularly in U.S. dollar, such as financial investments, trade accounts receivable, trade payables, borrowings and sales. In addition to the exchange effect of the U.S. dollar in relation to the Brazilian real, Braskem is exposed to the U.S. dollar through its subsidiaries abroad, particularly in which the functional currency is Euro or Mexican peso. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date of each operation.

The following table shows the U.S. dollar average and end-of-period exchange rates for the periods in this report:

End of period rate

U.S. dollar - Brazilian real, Mar/2014	2.2630	U.S. dollar - Mexican peso, Mar/2014	13.0595	U.S. dollar - euro, Mar/2014	0.7259
U.S. dollar - Brazilian real, Dec/2013	2.3426	U.S. dollar - Mexican peso, Dec/2013	13.1005	U.S. dollar - euro, Dec/2013	0.7260
Devaluation of the U.S. dollar in relation to the Brazilian real	-3.40%	Devaluation of the U.S. dollar in relation to the Mexican peso	-0.31%	Devaluation of the U.S. dollar in relation to the euro	-0.02%

Average rate for the period

U.S. dollar - Brazilian real, Mar/2014	2.3652	U.S. dollar - Mexican peso, Mar/2014	13.2311	U.S. dollar - euro, Mar/2014	0.7300
U.S. dollar - Brazilian real, Mar/2013	1.9977	U.S. dollar - Mexican peso, Mar/2013	12.6419	U.S. dollar - euro, Mar/2013	0.7578
Appreciation of the U.S. dollar in relation to the Brazilian real	18.40%	Appreciation of the U.S. dollar in relation to the Mexican peso	4.66%	Devaluation of the U.S. dollar in relation to the euro	-3.67%

2.                       Summary of significant accounting policies

2.1.                 Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem as of December 31, 2013, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2013 financial statements.

On March 31, 2014, the Company started to include in its balance sheet the net value, per legal entity, of the amounts related to deferred income and social contribution tax assets and liabilities on its profit as the Company has the legally enforceable right to offset these amounts. The balance sheet at December 31, 2013 was revised to reflect such adjustment, as shown in Note 2.1.1 (a).

2.1.1        Revised

The financial statements for the period ended December 31, 2013 and March 31, 2013 were revised as follows:

(a)      December 31, 2013 – The balance sheets and respective notes were revised to reflect deferred Income Tax (“IR”) and Social Contribution (“CSL”) on a net basis (Note 2.1); and

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(b)     March 31, 2013 – The statements of operations, changes in equity, cash flows, value added and respective notes were revised to include the results of the operations of Quantiq and IQAG Armazéns Gerais Ltda. (“IQAG”) as a result of the Company’s decision to sell these assets.

The effects of the restatement of the financial statements follow:

Balance Sheet

						Dec/2013
	Consolidated			Parent Company
	Published	(a) Effects	Revised	Published	(a) Effects	Revised
Assets
Current assets	14,997,128		14,997,128	10,790,294		10,790,294

Non-current assets
Deferred income tax and social contribution	2,653,606	(1,530,293)	1,123,313	1,769,683	(1,095,410)	674,273
Other assets	30,695,349		30,695,349	26,308,924		26,308,924
	33,348,955	(1,530,293)	31,818,662	28,078,607	(1,095,410)	26,983,197

Total assets	48,346,083	(1,530,293)	46,815,790	38,868,901	(1,095,410)	37,773,491

Liabilities and shareholders' equity
Current liabilities	13,594,801		13,594,801	11,354,706		11,354,706

Non-current liabilities
Deferred income tax and social contribution	2,393,698	(1,530,293)	863,405	1,095,410	(1,095,410)
Other liabilities	24,676,250		24,676,250	18,825,675		18,825,675
	27,069,948	(1,530,293)	25,539,655	19,921,085	(1,095,410)	18,825,675

Shareholders' equity	7,681,334		7,681,334	7,593,110		7,593,110

Total liabilities and shareholders' equity	48,346,083	(1,530,293)	46,815,790	38,868,901	(1,095,410)	37,773,491

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

Statement of operations for the period

						Mar/2013
			Consolidated	Parent Company

	Published	(b) Effects	Revised	Published	(b) Effects	Revised

Net sales revenue	9,295,751	205,419	9,501,170	5,508,783		5,508,783
Cost of products sold	(8,315,675)	(174,479)	(8,490,154)	(4,969,651)		(4,969,651)

Gross profit	980,076	30,940	1,011,016	539,132		539,132

Income (expenses)
Selling and distribution	(246,372)	(5,667)	(252,039)	(148,574)		(148,574)
General and administrative	(237,006)	(16,356)	(253,362)	(154,188)		(154,188)
Research and development	(24,564)		(24,564)	(18,515)		(18,515)
Results from equity investments	(4,722)		(4,722)	156,088	6,095	162,183
Other operating income (expenses), net	(29,055)	291	(28,764)	(20,231)		(20,231)

Operating profit	438,357	9,208	447,565	353,712	6,095	359,807

Financial results
Financial expenses	(230,050)	(863)	(230,913)	(151,509)		(151,509)
Financial income	122,864	248	123,112	45,314		45,314

	(107,186)	(615)	(107,801)	(106,195)		(106,195)

Profit before income tax and
social contribution	331,171	8,593	339,764	247,517	6,095	253,612

Current and deferred income tax and social contribution	(104,368)	(2,498)	(106,866)	(37,605)		(37,605)

Profit for the period	226,803	6,095	232,898	209,912	6,095	216,007

Attributable to:
Company's shareholders	209,912	6,095	216,007
Non-controlling interest in Braskem Idesa	16,891		16,891

	226,803	6,095	232,898

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

Statement of cash flows

						Mar/2013
	Consolidated			Parent Company
	Published	(b) Effects	Revised	Published	(b) Effects	Revised

Profit before income tax and social contribution	331,171	8,593	339,764	247,517	6,095	253,612

Adjustments for reconciliation of profit
Depreciation, amortization and depletion	483,446	1,908	485,354	300,991		300,991
Results from equity investments	4,722		4,722	(156,088)	(6,095)	(162,183)
Interest and monetary and exchange variations, net	25,836	11	25,847	125,314		125,314
Provision for losses and asset write-downs of long-term	1,546		1,546	(1)		(1)

	846,721	10,512	857,233	517,733		517,733

Changes in operating working capital
Held-for-trading financial investments	(58,272)		(58,272)	(656)		(656)
Trade accounts receivable	(119,761)	(22,860)	(142,621)	(409,823)		(409,823)
Inventories	(526,189)	(5,141)	(531,330)	(257,572)		(257,572)
Taxes recoverable	(149,086)	(2,701)	(151,787)	(23,847)		(23,847)
Prepaid expenses	37,768	(611)	37,157	5,805		5,805
Other receivables	(78,302)	30,383	(47,919)	(47,473)		(47,473)
Trade payables	(195,916)	(8,281)	(204,197)	61,112		61,112
Taxes payable	(52,697)	(510)	(53,207)	(25,016)		(25,016)
Long-term incentives	162		162	162		162
Advances from customers	223,562	(438)	223,124	(117,547)		(117,547)
Sundry provisions	(15,168)	139	(15,029)	886		886
Other payables	256,646	328	256,974	16,341		16,341

Cash from (used in) operations	169,468	820	170,288	(279,895)		(279,895)

Interest paid	(200,543)		(200,543)	(105,189)		(105,189)
Income tax and social contribution paid	(8,440)		(8,440)	(8,428)		(8,428)

Net cash generated (used in) by operating activities	(39,515)	820	(38,695)	(393,512)		(393,512)

Proceeds from the sale of fixed assets	608		608
Proceeds from the sale of investments	163,000		163,000	163,000		163,000
Beginning cash of Quantiq and IQAG		9,985	9,985
Acquisitions of investments in subsidiaries and associates	(31)		(31)	(31)		(31)
Acquisitions to property, plant and equipment	(1,101,042)	(69)	(1,101,111)	(227,814)		(227,814)
Acquisitions of intangible assets	(524)		(524)	(524)		(524)
Held-for-maturity and available for sale financial investments	15,086		15,086	5,831		5,831

Net cash generated (used in) investing activities	(922,903)	9,916	(912,987)	(59,538)		(59,538)

Short-term and long-term debt
Obtained borrowings	2,958,599		2,958,599	2,401,860		2,401,860
Payment of borrowings	(2,285,304)	(214)	(2,285,518)	(2,224,626)		(2,224,626)
Related parties
Obtained loans				377,467		377,467
Payment of loans				(17,762)		(17,762)
Net current transactions				165,260		165,260
Dividends paid	(21)		(21)	(21)		(21)
Non-controlling interests in Braskem Idesa	(2,660)		(2,660)

Net cash provided (used in) by financing activities	670,614	(214)	670,400	702,178		702,178

Exchange variation on cash of foreign subsidiaries	6,383		6,383

Increase (decrease) in cash and cash equivalents	(285,421)	10,522	(274,899)	249,128		249,128

Represented by
Cash and cash equivalents at the beginning for the period	3,287,622		3,287,622	1,627,928		1,627,928
Cash and cash equivalents at the end for the period	3,002,201	10,522	3,012,723	1,877,056		1,877,056

Increase (decrease) in cash and cash equivalents	(285,421)	10,522	(274,899)	249,128		249,128

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

Statement of value added

						Mar/2013
	Consolidated			Parent Company
	Published	(b) Effects	Revised	Published	(b) Effects	Revised

Revenue	10,884,033	251,915	11,135,948	6,581,346		6,581,346
Sale of goods, products and services	10,926,490	271,739	11,198,229	6,606,575		6,606,575
Other income (expenses), net	(26,910)	(19,824)	(46,734)	(19,401)		(19,401)
Allowance for doubtful accounts	(15,547)		(15,547)	(5,828)		(5,828)
Inputs acquired from third parties	(9,404,160)	(174,479)	(9,578,639)	(5,740,966)		(5,740,966)
Cost of products, goods and services sold	(9,077,888)	(174,479)	(9,252,367)	(5,535,699)		(5,535,699)
Material, energy, outsourced services and others	(326,079)		(326,079)	(205,117)		(205,117)
Impairment of assets	(193)		(193)	(150)		(150)
Gross value added	1,479,873	77,436	1,557,309	840,380		840,380

Depreciation, amortization and depletion	(483,446)	(1,908)	(485,354)	(300,991)		(300,991)

Net value added produced by the entity	996,427	75,528	1,071,955	539,389		539,389

Value added received in transfer	118,228	248	118,476	201,488	6,095	207,583
Results from equity investments	(4,722)		(4,722)	156,088	6,095	162,183
Financial income	122,864	248	123,112	45,314		45,314
Other	86		86	86		86
Total value added to distribute	1,114,655	75,776	1,190,431	740,877	6,095	746,972

Personnel	196,325		196,325	123,031		123,031
Direct compensation	152,937		152,937	95,954		95,954
Benefits	30,679		30,679	17,176		17,176
FGTS (Government Severance Pay Fund)	12,709		12,709	9,901		9,901

Taxes, fees and contributions	421,591	68,818	490,409	223,573		223,573
Federal	225,853	28,591	254,444	64,908		64,908
State	188,486	40,144	228,630	155,637		155,637
Municipal	7,252	83	7,335	3,028		3,028

Remuneration on third parties' capital	269,936	863	270,799	184,361		184,361
Financial expenses (including exchange variation)	227,110	863	227,973	149,488		149,488
Rentals	42,826		42,826	34,873		34,873

Remuneration on own capital	226,803	6,095	232,898	209,912	6,095	216,007
Profit for the period	209,912	6,095	216,007	209,912	6,095	216,007
Non-controlling interests in Braskem Idesa	16,891		16,891
Value added distributed	1,114,655	75,776	1,190,431	740,877	6,095	746,972

2.1.2        Consolidated and parent company quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 (R1) and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements.

The parent company information was prepared and is being presented in accordance with CPC pronouncement.

2.2.            Accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2013 financial statements, except as presented in Notes 2.2.1.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

2.2.1    Deferred income tax and social contribution

Deferred income and social contribution tax assets and liabilities are stated at their net value in the balance sheet when there is a legal and enforceable right to offset current income and social contribution taxes, related to the same legal entity and tax authority. The effects of this change in accounting practice are described in Note 2.1.1 (a).

2.2.2    Transaction costs with debt refinancing

Costs incurred with debt refinancing that meet the qualitative and quantitative criteria determined by the standards for reclassification as a debt exchange, are deemed transaction costs and amortized through the maturity of the refinanced debt. The effects of said accounting treatment are reported in Note 12 (a).

2.3.            Consolidated quarterly information

The consolidated quarterly information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

		Total interest - %
		Headquarters
		(Country)	Mar/2014	Dec/2013
Direct and Indirect subsidiaries
Braskem America Finance Company ("Braskem America Finance")		USA	100.00	100.00
Braskem America, Inc. (“Braskem America”)		USA	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00
Braskem Austria		Austria	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")		Austria	100.00	100.00
Braskem Chile Ltda. ("Braskem Chile")		Chile	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Cayman Islands	100.00	100.00
Braskem Idesa		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Importação		Brazil	100.00	100.00
Braskem Inc		Cayman Islands	100.00	100.00
Braskem México		Mexico	100.00	100.00
Braskem México Serviços		Mexico	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)		Netherlands	100.00	100.00
Braskem Participações		Brazil	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")		Spain	100.00	100.00
Braskem Petroquímica Ltda ("Braskem Petroquímica")		Brazil	100.00	100.00
Braskem Qpar		Brazil	100.00	100.00
Common	(i)	British Virgin Islands	100.00	100.00
DAT		Brazil		100.00
IQAG		Brazil	100.00	100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)	(i)	Uruguay	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brazil	100.00	100.00
Quantiq		Brazil	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brazil	100.00	100.00
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado
Longo Prazo ("Fundo Júpiter)		Brazil	100.00	100.00

(i) Subsidiaries in the process of dissolution.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

2.4.            Reconciliation of equity and profit (loss) for the period

between Parent Company and consolidated

		Shareholders' equity		Profit (loss) for the period
	Note	Mar/2014	Dec/2013	Mar/2014	Mar/2013
	2.1.1(b)				Revised
Parent Company		8,308,533	7,593,110	405,306	216,007
Braskem shares owned by subsidiary Braskem Petroquímica		(48,892)	(48,892)
Non-controlling interest in Braskem Idesa		119,604	137,116	(8,963)	16,891
Consolidated		8,379,245	7,681,334	396,343	232,898

3.                  Cash and cash equivalents

The information on cash and cash equivalents were presented in the 2013 annual financial statements of the Company, in Note 6.

	Consolidated		Parent Company
	Mar/2014	Dec/2013	Mar/2014	Dec/2013

Cash and banks (i)	240,089	987,824	52,337	131,210
Cash equivalents:
Domestic market	1,659,926	1,906,790	1,511,155	1,835,423
Foreign market (i)	1,314,050	1,441,245	873,051	458,445
Total	3,214,065	4,335,859	2,436,543	2,425,078

(i)         On March 31, 2014, includes the amount of R$44,272 on cash and banks (R$656,427 on December 31, 2013) and R$105,778 on cash equivalents (R$153,448 on December 31,2013) of the subsidiary Braskem Idesa, available for its use.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

4.                  Financial investments

The information on financial investments was presented in the 2013 annual financial statements of the Company, in Note 7.

		Consolidated		Parent Company
		Mar/2014	Dec/2013	Mar/2014	Dec/2013
Held-for-trading
Investments in FIM Sol		66,962	61,670	66,962	61,670
Investments in foreign currency		2,955	3,773	2,955	3,773
Shares		1,170	1,170	1,170	1,170
Held-to-maturity
Quotas of investment funds in credit rights	(i)	42,003	40,696	42,003	40,696
Time deposit investment		359	189
Investments in foreign currency	(ii)	455,143	469,376
Compensation of investments in foreign currency	(ii)	(455,143)	(469,376)
Total		113,449	107,498	113,090	107,309

In current assets		87,499	86,719	87,140	86,535
In non-current assets		25,950	20,779	25,950	20,774
Total		113,449	107,498	113,090	107,309

(i)         On March 31, 2014, the Parent Company held junior subordinated shares issued by receivables-backed investment funds. These shares are measured by their redemption value and are held until the conclusion of operations of said funds. The funds issue two other types of shares that enjoy priority in compensation over the junior subordinated shares. The risk related to the operations of these funds is limited to the value of the shares held by the Parent Company.

(ii)       On March 31, 2014, Braskem Holanda had a financial investments held-to-maturity that was irrevocably offset by an export prepayment agreement of the Parent Company, in the same amount, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 12). This accounting offset was carried out in accordance with CPC 39 and IAS 32, which provides for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

5.                  Trade accounts receivable

The information on trade accounts receivable was presented in the 2013 annual financial statements of the Company, in Note 8.

	Consolidated		Parent Company
	Mar/2014	Dec/2013	Mar/2014	Dec/2013
Customers
Domestic market	1,591,445	1,578,008	1,239,926	1,203,071
Foreign market	1,549,396	1,577,140	3,039,346	2,872,881
Allowance for doubtful accounts	(292,091)	(282,753)	(209,619)	(200,794)
Total	2,848,750	2,872,395	4,069,653	3,875,158

In current assets	2,830,606	2,810,520	4,052,788	3,814,830
In non-current assets	18,144	61,875	16,865	60,328
Total	2,848,750	2,872,395	4,069,653	3,875,158

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

6.                  Inventories

The information on inventories was presented in the 2013 annual financial statements of the Company, in Note 9.

	Consolidated		Parent company
	Mar/2014	Dec/2013	Mar/2014	Dec/2013

Finished goods	3,575,331	3,429,979	1,763,074	1,717,416
Raw materials, production inputs and packaging	1,400,234	1,113,272	1,110,385	851,448
Maintenance materials	251,892	230,822	134,005	122,848
Advances to suppliers	204,195	236,672	178,440	190,931
Imports in transit and other	223,634	139,562	184,295	82,771
Total	5,655,286	5,150,307	3,370,199	2,965,414

In current assets	5,551,054	5,033,593	3,265,967	2,848,700
In non-current assets	104,232	116,714	104,232	116,714
Total	5,655,286	5,150,307	3,370,199	2,965,414

7.                  Related parties

The information concerning related parties was presented in the 2013 annual financial statements of the Company, in Note 10.

(a)               Consolidated

	Balances at March 31, 2014
	Assets												Liabilities
	Current							Non-current					Current
	Trade accounts receivable	Related parties			Other		Total	Related parties		Other		Total	Trade payables
		Receivable notes		Other receivable				Loan agreements	Other receivable

Jointly-controlled investment
Refinaria de Petróleo
Riograndense S.A. ("RPR")					151	(i)	151						2,462
OCE					3	(i)	3
					154		154						2,462

Associated companies
Borealis Brasil S.A. ("Borealis")	19,860	187					20,047
	19,860	187					20,047

Related companies
Odebrecht and subsidiaries	3,640	391,652	(iii)	50	52,799	(ii)	448,141			104,232	(ii)	104,232	212,088
Petrobras and subsidiaries	34,875	9,925		54,418	4,028	(ii)	103,246	68,513	66,302			134,815	1,660,365
Other	14,929						14,929
	53,444	401,577		54,468	56,827		566,316	68,513	66,302	104,232		239,047	1,872,453

Total	73,304	401,764		54,468	56,981		586,517	68,513	66,302	104,232		239,047	1,874,915

(i)         Amounts in “dividends and interest on capital”.
(ii)       Amount in “inventory – advance to suppliers” (Note 6).
(iii)      Includes the amount of R$315,000 related to the divestment of DAT (Note 1 (a.x)).

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

	Income statement transactions from January to March 31, 2014
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled investment
RPR	3,182	5,715
	3,182	5,715

Associated companies
Borealis	51,103
	51,103

Related companies
Odebrecht and subsidiaries	8,845	49,933
Petrobras and subsidiaries	303,220	2,110,336	1,166
Other	5,267	37
	317,332	2,160,306	1,166

Post employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				6,037
				6,037

Total	371,617	2,166,021	1,166	6,037

	Balances at December 31, 2013
	Assets											Liabilities
	Current						Non-current					Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Other		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled investment
RPR				150	(i)	150						3,106
				150		150						3,106

Associated companies
Borealis	11,368	187				11,555
	11,368	187				11,555

Related companies
Odebrecht and subsidiaries	440		78,068	37,436	(ii)	115,944			782,565	(iii)	782,565	533,498
Petrobras and subsidiaries	99,018	9,925	36,307	42,013	(ii)	187,263	67,348	66,301			133,649	1,833,040
Other	15,135					15,135						-
	114,593	9,925	114,375	79,449		318,342	67,348	66,301	782,565		916,214	2,366,538

Total	125,961	10,112	114,375	79,599		330,047	67,348	66,301	782,565		916,214	2,369,644

(i)    Amounts in “dividends and interest on capital”.
(ii)   Amount in “inventory – advance to suppliers” (Note 6).
(iii) Amount of R$665,851 under “Property, plant and equipment” related to ongoing construction works, and R$116,714 under “inventory – advance to suppliers” (Note 6).

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

	Income statement transactions from January to March 31, 2013
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled investment
RPR	7,428	11,702
	7,428	11,702

Associated companies
Borealis	50,445
Other	7,874	2,018
	58,319	2,018

Related companies
Odebrecht and subsidiaries		125,267
Petrobras and subsidiaries	299,884	4,794,408	329
	299,884	4,919,675	329

Post employment benefit plan
Odeprev				4,410
				4,410

Total	365,631	4,933,395	329	4,410

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(b)               Parent Company

	Balances at March 31, 2014
	Assets
	Current							Non-current
	Trade accounts receivable	Related Parties			Other		Total	Related Parties			Other		Total
		Receivable notes		Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	12,611			41,897			54,508
Braskem Argentina	77,838						77,838
Braskem Chile	12,803						12,803
Braskem Holanda	307,787						307,787
Braskem Idesa	20,943	2,742		6,682			30,367
Braskem Inc	2,114,118			33			2,114,151		8,892				8,892
Braskem Petroquímica	96,208			71	66,300	(i)	162,579
Braskem Qpar	11,884			231			12,115	49,636					49,636
Quantiq					11,580	(i)	11,580
Other	265			2,522			2,787	1,848	66				1,914
	2,654,457	2,742		51,436	77,880		2,786,515	51,484	8,958				60,442

Jointly-controlled investment
RPR					151	(i)	151
OCE					3	(i)	3
					154		154

Associated companies
Borealis	13,302	187					13,489
	13,302	187					13,489

Related companies
Odebrecht and subsidiaries	3,640	315,000	(iv)	50	52,798	(ii)	371,488				104,232	(ii)	104,232
Petrobras and subsidiaries	28,715	9,925		24,407	3,623	(ii)	66,670		68,514	12,990			81,504
Other	14,929						14,929
	47,284	324,925		24,457	56,421		453,087		68,514	12,990	104,232		185,736

SPE
FIM Sol					1,199,950	(iii)	1,199,950
					1,199,950		1,199,950

Total	2,715,043	327,854		75,893	1,334,405		4,453,195	51,484	77,472	12,990	104,232		246,178

(i)              Amounts in “dividends and interest on capital”.
(ii)            Amount in “inventory – advance to suppliers” (Note 6).
(iii)           Amounts in “cash and cash equivalents”: R$1,132,988 and in “financial investments": R$66,962.
(iv)           Amount related to the divestment of DAT (Note 1 (a.x)).

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

	Balances at March 31, 2014
	Liabilities
	Current					Non-Current
	Trade payables	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total
			Advance to export	Other payable			Advance to export	Current accounts	Payable notes

Subsidiaries
Braskem America	2		9,145	3,049	12,196		640,429			640,429
Braskem Austria			49,622		49,622		339,450			339,450
Braskem Holanda			201,041		201,041		3,810,498			3,810,498
Braskem Inc	4,139,774	120,894		886	4,261,554	3,594,180			95,438	3,689,618
Braskem Petroquímica	3,439				3,439			151,274		151,274
Braskem Qpar	3,609			273	3,882
Quantiq								48,540		48,540
IQAG								5,287		5,287
Other								105	1,448	1,553
	4,146,824	120,894	259,808	4,208	4,531,734	3,594,180	4,790,377	205,206	96,886	8,686,649

Related companies
Odebrecht and subsidiaries	16,591				16,591
Petrobras and subsidiaries	1,524,216				1,524,216
	1,540,807				1,540,807

Total	5,687,631	120,894	259,808	4,208	6,072,541	3,594,180	4,790,377	205,206	96,886	8,686,649

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

	Income statement transactions from January to March 31, 2014
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	3,662		8,458
Braskem Argentina	68,830		(3,002)
Braskem Austria			10,350
Braskem Chile	7,849		(512)
Braskem Holanda	136,670		65,728
Braskem Idesa	13,836		(1,083)
Braskem Inc	329,516	887,904	89,278
Braskem Petroquímica	262,425	88,579
Braskem Qpar	52,413	112,216
Quantiq	26,000	6,878
Other			(102)
	901,201	1,095,577	169,115

Jointly-controlled investment
RPR	3,057	231
	3,057	231

Associated companies
Borealis	34,049
	34,049

Related companies
Odebrecht and subsidiaries	8,844	48,371
Petrobras and subsidiaries	159,876	1,439,082	1,166
Other	5,266	36
	173,986	1,487,489	1,166

Post-employment benefit plan
Odeprev				3,747
				3,747

Total	1,112,293	2,583,297	170,281	3,747

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

	Balances at December 31, 2013
	Assets
	Current						Non-current
	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Other		Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	47,985		39,287			87,272
Braskem Argentina	53,415					53,415
Braskem Chile	12,613					12,613
Braskem Holanda	265,132					265,132
Braskem Idesa	23,794	2,742	5,577			32,113
Braskem Inc	1,759,572		33			1,759,605		9,104				9,104
Braskem Petroquímica	39,332		71	66,300	(i)	105,703
Braskem Qpar	28,905		23,342			52,247	313,417					313,417
Quantiq			596	11,580	(i)	12,176
Other	2,021	263	2,103			4,387	1,742	67				1,809
	2,232,769	3,005	71,009	77,880		2,384,663	315,159	9,171				324,330

Jointly-controlled investment
RPR				151	(i)	151
				151		151

Associated companies
Borealis	11,368	187				11,555
	11,368	187				11,555

Related companies
Odebrecht and subsidiaries	3,651			35,473	(ii)	39,124				136,714	(iv)	136,714
Petrobras and subsidiaries	99,018	9,925	16,047	28,233	(ii)	153,223		67,348	12,990			80,338
Other	14,980					14,980
	117,649	9,925	16,047	63,706		207,327		67,348	12,990	136,714		217,052

SPE
FIM Sol				1,396,323	(iii)	1,396,323
				1,396,323		1,396,323

Total	2,361,786	13,117	87,056	1,538,060		4,000,019	315,159	76,519	12,990	136,714		541,382

(i)              Amounts in “dividends and interest on capital”.
(ii)            Amount in “inventory – advance to suppliers” (Note 6).
(iii)           Amounts in “cash and cash equivalents”: R$1,334,653 and in “financial investments": R$61,670.
(iv)           Amount of R$20,000 under “Property, plant and equipment” related to ongoing construction works and R$116,714 under “inventory – advance to suppliers” (Note 6).

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

	Balances at December 31, 2013
	Liabilities
	Current					Non-Current
	Trade payables	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total
			Advance to export	Other payable			Advance to export	Current Accounts	Notes payable

Subsidiaries
Braskem America	3,018		34,064	3,170	40,252		662,956			662,956
Braskem Austria			48,036		48,036		351,390			351,390
Braskem Holanda			41,090		41,090		3,874,252			3,874,252
Braskem Importação								101		101
Braskem Inc	3,863,320	248,544		917	4,112,781	3,720,604			98,795	3,819,399
Braskem Participações									1,448	1,448
Braskem Petroquímica	5,625			6	5,631			138,742		138,742
Braskem Qpar	3,692			11	3,703
Quantiq	327				327			16,782		16,782
IQAG								4,270		4,270
Politeno Empreendimentos								7		7
	3,875,982	248,544	123,190	4,104	4,251,820	3,720,604	4,888,598	159,902	100,243	8,869,347

Jointly-controlled investment
RPR	256				256
	256				256

Related companies
Odebrecht and subsidiaries	61,631			335	61,966
Petrobras and subsidiaries	1,572,473				1,572,473
	1,634,104			335	1,634,439

Total	5,510,342	248,544	123,190	4,439	5,886,515	3,720,604	4,888,598	159,902	100,243	8,869,347

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

	Income statement transactions from January to March 31, 2013
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	3,079		(2,150)
Braskem Argentina	53,230		(1,425)
Braskem Austria			(7,304)
Braskem Chile	5,461		57
Braskem Finance			1
Braskem Holanda	73,566		(396)
Braskem Idesa	4,959		(296)
Braskem Importação			(1)
Braskem Inc	448,745	67,133	(14,601)
Braskem Petroquímica	130,967	59,358
Braskem Qpar	2,956	23,240
Lantana			(1)
Quantiq	28,165	1,035
Riopol	40,861	28,004
	791,989	178,770	(26,116)

Jointly-controlled investment
RPR	6,771	135
	6,771	135

Associated companies
Borealis	46,431
Other	7,874	2,018
	54,305	2,018

Related companies
Odebrecht and subsidiaries		125,267
Petrobras and subsidiaries	174,573	3,058,402	1,088
	174,573	3,183,669	1,088

Post employment benefit plan
Odeprev				3,444
				3,444

Total	1,027,638	3,364,592	(25,028)	3,444

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(c)                    Key management personnel

The Company considered as “Key management personnel” the members of the Board of Directors and Board of Executive Officers, composed of the Chief Executive Officer and vice-presidents. Not all members of the Board of Executive Officers are members of the Statutory Board of Executive Officers.

	Parent company and Consolidated
Non-current liabilities	Mar/2014	Dec/2013

Long-term incentives	1,685	2,333
Total	1,685	2,333

	Parent company and Consolidated
Income statement transactions	Mar/2014	Mar/2013
Remuneration
Short-term benefits to employees and managers	3,486	4,728
Post-employment benefit	76	68
Long-term incentives	22	42
Total	3,584	4,838

8.                       Taxes recoverable

The information on taxes recoverable was presented in the 2013 annual financial statements of the Company, in Note 11.

		Consolidated		Parent company
		Mar/2014	Dec/2013	Mar/2014	Dec/2013

Parent Company and subsidiaries in Brazil
IPI		31,692	28,701	28,173	26,307
Value-added tax on sales and services (ICMS) - normal operations		629,371	738,282	369,258	410,004
ICMS - credits from PP&E		127,181	123,354	97,128	93,018
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		773,488	719,448	710,364	650,355
PIS and COFINS - credits from PP&E		281,057	269,006	145,809	134,161
PIS and COFINS - Law 9,718/98		13,274	24,207	10,947	22,602
PIS - Decree-Law 2,445 and 2,449/88		88,339	88,339	65,801	65,801
IR and CSL		548,799	542,686	409,035	395,214
REINTEGRA program		238,283	267,049	233,440	232,507
Other		150,873	155,965	101,152	116,640

Foreign subsidiaries
Value-added tax	(a)	704,623	563,650
Income tax		3,218	2,516
Total		3,590,198	3,523,203	2,171,107	2,146,609

Current assets		2,390,438	2,237,213	1,306,712	1,246,858
Non-current assets		1,199,760	1,285,990	864,395	899,751
Total		3,590,198	3,523,203	2,171,107	2,146,609

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(a)                    Value added tax (“VAT”)

On March 31, 2014, this line included:

(i)     R$34,823 from sales by Braskem Alemanha to other countries. These credits are refunded in cash by the local government; and

(ii)   R$661,337 from purchases of machinery and equipment for the Ethylene XXI Project (Note 10). These credits will be reimbursed, in cash, by the Mexican government, after their validation. The Company expects to recover these credits at the short term.

9.                       Investments

The information related to investments was presented in the Company’s annual financial statements, in Note 15.

(a)                    Information on investments

			Interest in total capital		Adjusted net profit (loss)		Adjusted
			total (%) - Mar/2014		for the period		equity
		Note	Direct	Direct and Indirect	Mar/2014	Mar/2013	Mar/2014	Dec/2013
		2.1.1(b)				Revised
Subsidiaries
Braskem Alemanha			5.66	100.00	16,612	(113)	1,035,896	1,056,093
Braskem America				100.00	29,444	8,425	936,236	940,124
Braskem America Finance				100.00	(84)	2	1,334	1,448
Braskem Argentina			96.77	100.00	2,599	2,948	13,977	11,379
Braskem Austria			100.00	100.00	(392)	(105)	(4,336)	(4,097)
Braskem Austria Finance				100.00	(5)		22	25
Braskem Chile			99.02	100.00	(136)	(2)	1,727	1,863
Braskem Espanha				100.00			(9)	(9)
Braskem Holanda			100.00	100.00	11,990	11,060	1,320,840	1,333,390
Braskem Finance			100.00	100.00	(28,792)	3,374	(173,350)	(144,558)
Braskem Idesa			75.00	75.00	(15,140)	67,563	499,130	548,465
Braskem Idesa Serviços				75.00	518	213	5,476	5,138
Braskem Importação			0.04	100.00		1	201	201
Braskem Inc.			100.00	100.00	101,399	(16,438)	254,421	153,021
Braskem México			99.97	100.00	15,320	463	277,914	271,654
Braskem México Serviços	(i)			100.00	199		1,363
Braskem Participações			100.00	100.00	(7)	457	(565)	(558)
Braskem Petroquímica			100.00	100.00	61,233	24,123	1,709,078	1,647,845
Braskem Qpar			98.61	100.00	106,927	(33,983)	5,708,005	5,601,077
Common				100.00		(90)	(12)	(12)
DAT	(ii)		100.00	100.00				37,681
IQAG			0.12	100.00	938	982	8,122	7,184
Lantana				100.00	21	10	(607)	(592)
Norfolk				100.00	(57)	(401)	(160)	(103)
Petroquímica Chile			97.96	100.00	1,081	(45)	6,080	4,999
Politeno Empreendimentos			99.98	100.00	(1)	(1)	597	598
Quantiq			99.90	100.00	7,955	6,095	251,539	243,584
Riopol	(iii)			0.00		136,799
				0.00
Jointly-controlled investment				0.00
RPR			33.20	33.20	324	2,455	125,303	124,980
OCE	(iv)		20.00	20.00	159		489	689
Propilsur			49.00	49.00	(88)	(556)	111,561	109,300

Associates				0.00
Borealis			20.00	20.00		16,102	166,746	166,746
Companhia de Desenvolvimento
Rio Verde ("Codeverde")			35.97	35.97	(197)	(596)	44,947	46,342

(i)              Company incorporated on November 21, 2013 (Note 1(a.vi).

(ii)            Company divested on February 3, 2014 (Note 1(a.x)).

(iii)           Company merged into Braskem Qpar in September 2013 (Note 1(a.iii)).

(iv)           Shares acquired in July 2013 (Note 1(a.ii)).

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(b)                    Changes in investments – parent company

			Equity in results of investees
	Balance at Dec/2013	Dividends and interest on equity	Effect of results	Adjustment of unrealized profit	Goodwill amortization	Other	write-off by sale	Equity valuation adjustments	Currency translation adjustments	Balance at Mar/2014
Subsidiaries and jointly-controlled investment

Domestic subsidiaries
Braskem Petroquímica	1,502,856		61,233	(651)	(859)					1,562,579
Braskem Qpar	6,383,358		105,438	(1,439)	(20,748)					6,466,609
DAT	37,681		(19)				(37,662)
Politeno Empreendimentos	598		(1)							597
Quantiq	247,388		7,955	(690)		41				254,694
RPR	41,500		107							41,607
OCE	138	(3)	(37)							98
	8,213,519	(3)	174,676	(2,780)	(21,607)	41	(37,662)			8,326,184

Foreign subsidiaries
Braskem Alemanha	59,548		937	(251)					(2,084)	58,150
Braskem Argentina	7,507		2,599	1,522						11,628
Braskem Chile	1,863		(136)							1,727
Braskem Holanda	1,333,141		11,990	(33)					(24,539)	1,320,559
Braskem Idesa	410,942		(11,354)	(15,133)				(15,042)	(10,605)	358,808
Braskem Inc.	142,849		101,399	(7,698)						236,550
Braskem México	271,654		15,320						(9,060)	277,914
Petroquímica Chile	4,999		1,081							6,080
	2,232,503		121,836	(21,593)				(15,042)	(46,288)	2,271,416

Total subsidiaries and jointly-controlled investment	10,446,022	(3)	296,512	(24,373)	(21,607)	41	(37,662)	(15,042)	(46,288)	10,597,600

Associate
Borealis	33,349									33,349
Total associate	33,349									33,349

Total subsidiaries, jointly-controlled investment and associates	10,479,371	(3)	296,512	(24,373)	(21,607)	41	(37,662)	(15,042)	(46,288)	10,630,949

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(c)                    Breakdown of equity accounting results

		Consolidated		Parent company
	Nota	Mar/2014	Mar/2013	Mar/2014		Mar/2013
	2.1.1(b)
Equity in results of subsidiaries, associate and jointly-controlled investment		(6)	(4,722)	272,139		179,591
Amortization of fair value adjustment				(21,607)	(i)	(21,081)
Provision for losses on investments				(29,191)		3,673
Other				40
		(6)	(4,722)	221,381		162,183

(i)         Amortization of fair value adjustments comprises the following:

•       R$20,748 related to the amortization of fair value adjustments on the assets and liabilities from the acquisition of Quattor. This amount is distributed in the following items of the consolidated statement of operations: “net sales revenue” of R$4,430; “cost of sales” of R$22,996; “general and administrative expenses” of R$23 and “financial results” of R$3,987. The effect of deferred income tax and social contribution was R$10,688.

•       R$859 related to the amortization of fair value adjustments on property, plant and equipment of the subsidiary Braskem Petroquímica.

10.                   Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2013 annual financial statements, in Note 16.

	Consolidated
	Mar/2014			Dec/2013
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	425,228		425,228	428,908		428,908
Buildings and improvements	1,840,548	(798,978)	1,041,570	1,830,245	(783,084)	1,047,161
Machinery, equipment and installations	25,852,670	(11,444,109)	14,408,561	25,671,115	(11,044,102)	14,627,013
Projects in progress	9,476,536		9,476,536	8,832,906		8,832,906
Other	963,315	(476,653)	486,662	936,228	(458,668)	477,560
Total	38,558,297	(12,719,740)	25,838,557	37,699,402	(12,285,854)	25,413,548

Impairment test for property, plant and equipment

There were no significant events or circumstances in the period ended March 31, 2014 that indicate the need for impairment testing on the property, plant and equipment.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

11.                   Intangible assets

The information on intangible assets was presented in the 2013 annual financial statements of the Company, in Note 17.

	Consolidated
	Mar/2014			Dec/2013
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	211,283	(84,185)	127,098	208,574	(82,176)	126,398
Software and use rights	479,430	(257,988)	221,442	473,560	(244,924)	228,636
Contracts with customers and suppliers	700,442	(224,373)	476,069	712,499	(213,821)	498,678
Total	4,578,877	(1,695,350)	2,883,527	4,582,355	(1,669,725)	2,912,630

Impairment of intangible assets with definite and indefinite useful life

There were no significant events or circumstances in the period ended March 31, 2014 that indicated the need for updating the impairment testing of intangible assets with indefinite useful life made in October 2013, or that indicated the need to perform an impairment testing of intangible assets with definite useful life.

12.                   Borrowings

The information on borrowings was presented in the 2013 annual financial statements of the Company, in Note 18.

	Annual financial charges		Consolidated

	Monetary restatement	Average interest (unless otherwise stated)	Mar/2014	Dec/2013
Foreign currency
Bonds and Medium term notes (MTN)	Note 12 (a)	Note 12 (a)	10,061,916	10,432,526
Advances on exchange contracts	US dollar exchange variation	1.24%	113,386	117,132
Export prepayment	Note 12 (b)	Note 12 (b)	524,995	540,744
BNDES	Note 12 (c)	Note 12 (c)	412,522	453,065
Export credit notes	Note 12 (d)	Note 12 (d)	816,937	843,060
Working capital	US dollar exchange variation	1.77% above Libor	781,785	633,632
Other	US dollar exchange variation	4.00% above Libor	1,241	1,268
Transactions costs			(229,049)	(81,375)

Local currency
Export credit notes	Note 12 (d)	Note 12 (d)	2,623,356	2,528,077
BNDES	Note 12 (c)	Note 12 (c)	2,407,563	2,464,987
BNB/ FINAME/ FINEP/ FUNDES		6.48%	634,305	658,372
BNB/ FINAME/ FINEP/ FUNDES	TJLP	0.38%	14,191	16,093
Transactions costs			(16,748)	(5,090)
Total			18,146,400	18,602,491

Current liabilities			1,224,291	1,248,804
Non-current liabilities			16,922,109	17,353,687
Total			18,146,400	18,602,491

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

	Parent company
	Mar/2014	Dec/2013
Foreign currency
Current liabilities	501,898	735,512
Non-current liabilities	6,680,045	6,940,002
	7,181,943	7,675,514
Local currency
Current liabilities	657,752	547,534
Non-current liabilities	4,673,557	4,781,412
	5,331,309	5,328,946

Current liabilities	1,159,650	1,283,046
Non-current liabilities	11,353,602	11,721,414
Total	12,513,252	13,004,460

(a)                    Bonds and MTN

		Issue amount		Interest	Consolidated
Issue date		(US$ in thousands)	Maturity	(% per year)	Mar/2014	Dec/2013
July 1997		250,000	June 2015	9.38	150,574	152,328
January 2004		250,000	January 2014	11.75		178,897
September 2006	(i)	275,000	January 2017	8.00	185,369	305,006
June 2008	(i)	500,000	June 2018	7.25	423,915	1,000,375
May 2010	(i)	400,000	May 2020	7.00	539,290	940,780
May 2010		350,000	May 2020	7.00	814,073	828,360
October 2010		450,000	no maturity date	7.38	1,036,291	1,072,742
April 2011		750,000	April 2021	5.75	1,736,173	1,772,070
July 2011		500,000	July 2041	7.13	1,146,728	1,207,927
February 2012		250,000	April 2021	5.75	580,660	592,666
February 2012		250,000	no maturity date	7.38	575,718	595,968
May 2012		500,000	May 2022	5.38	1,156,503	1,181,443
July 2012		250,000	July 2041	7.13	573,364	603,964
February 2014	(i)	500,000	February 2024	6.45	1,143,258
Total		5,475,000			10,061,916	10,432,526

(i)    The Bonds issued in February 2014 had the primary objective of refinancing the Bonds issued in September 2006, June 2008 and May 2010. The operation was considered a refinancing of said debt, in accordance with IFRS 9, for which reason all expenses involved in structuring the February 2014 operation and Bond exchange were considered transaction costs.

(b)                    Export prepayments (“EPP”)

	Initial amount
	of the transaction			Consolidated
Issue date	(US$ thousand)	Maturity	Charges (% per year)	Mar/2014	Dec/2013
December 2010	100,000	December-2017	US dollar exchange variation + semiannual Libor + 2.47	115,576	118,505
January 2013	200,000	November-2022	US dollar exchange variation + semiannual Libor + 2.47	409,419	422,239
Total	300,000			524,995	540,744

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(c)                    BNDES borrowings

				Consolidated
Projects	Issue date	Maturity	Charges (% per year)	Mar/2014	Dec/2013

Foreign currency
Other	2006	October-2016	US dollar exchange variation + 6.79	5,754	6,533
Braskem Qpar expansion	2006/2007/2008	April-2016	US dollar exchange variation + 6.64 to 6.79	8,957	10,389
Green PE plant	2009	July-2017	US dollar exchange variation + 6.57	35,797	39,838
Limit of credit II	2009	January-2017	US dollar exchange variation + 6.57	71,746	80,826
New plant PVC Alagoas	2010	January-2020	US dollar exchange variation + 6.57	106,598	115,082
Limit of credit III	2011	October-2018	US dollar exchange variation + 6.41 to 6.44	145,948	159,917
Butadiene plant	2011	January-2021	US dollar exchange variation + 6.44	37,722	40,480
				412,522	453,065

Local currency
Other	2006	September-2016	TJLP + 2.80	44,804	49,294
Braskem Qpar expansion	2006/2007/2008	February-2016	TJLP + 2.15 to 3.30	67,037	75,867
Green PE plant	2008/2009	June-2017	TJLP + 0.00 to 4.78	260,054	280,631
Limit of credit II	2009	January-2017	TJLP + 2.58 to 3.58	221,334	240,915
Limit of credit II	2009	January-2017	4.50	9,889	10,763
New plant PVC Alagoas	2010	December-2019	TJLP + 0.00 to 3.58	337,578	352,364
New plant PVC Alagoas	2010	December-2019	5.50	38,415	40,091
Limit of credit III	2011	October-2019	TJLP + 0.00 to 3.58	980,041	969,715
Limit of credit III	2011	October-2019	SELIC + 2.58	93,530	82,362
Limit of credit III	2011	November-2019	3.50 to 5.50	225,306	228,583
Butadiene plant	2011	December-2020	TJLP + 0.00 to 3.45	129,575	134,402
				2,407,563	2,464,987

Total				2,820,085	2,918,052

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(d)                    Export credit notes (“NCE”)

		Initial amount			Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	Mar/2014	Dec/2013

Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	182,074	184,778
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	117,429	119,255
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	174,129	176,806
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	343,305	362,221
		681,059			816,937	843,060

Local currency
April-2010		50,000	October-2021	105% of CDI	52,164	50,880
June-2010		200,000	October-2021	105% of CDI	208,656	203,521
February-2011		250,000	October-2021	105% of CDI	208,656	203,521
April-2011	(i)	450,000	April-2019	112.5% of CDI	459,852	459,408
June-2011		80,000	October-2021	105% of CDI	83,462	81,408
August-2011	(i)	400,000	August-2019	112.5% of CDI	403,603	403,513
June-2012		100,000	October-2021	105% of CDI	104,328	101,761
September-2012		300,000	October-2021	105% of CDI	312,984	305,282
October-2012		85,000	October-2021	105% of CDI	88,679	86,496
February-2013	(ii)	100,000	February-2016	8.00	101,139	101,183
February-2013	(ii)	50,000	February-2016	7.50	50,494	50,505
February-2013	(ii)	100,000	February-2016	8.00	101,010	101,010
February-2013	(ii)	50,000	February-2016	8.00	50,419	50,440
February-2013	(ii)	100,000	February-2016	8.00	100,967	100,923
March-2013	(ii)	50,000	March-2016	8.00	50,257	50,257
March-2013	(ii)	17,500	March-2016	8.00	17,590	17,583
August-2013	(ii)	10,000	August-2016	8.00	10,120	10,129
December-2013	(ii)	150,000	December-2016	8.00	153,176	150,257
March-2014		10,354	June-2014	8.00	10,354
March-2014		55,446	June-2014	8.00	55,446
Total		2,608,300			2,623,356	2,528,077

(i)         The Company enters into swap transactions to offset the variation in the Interbank Certificate of Deposit (CDI) rate (Note 14.1.1 (b)).
(ii)       The Company enters into swap transactions for these contracts (from 67.47% to 92.70% of CDI) (Note 14.1.1 (a)).

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(e)                    Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated
	Mar/2014	Dec/2013
2015	970,152	1,121,998
2016	2,105,368	1,738,496
2017	995,017	1,576,790
2018	1,392,106	1,881,848
2019	1,523,297	1,479,686
2020	1,901,769	2,366,125
2021	2,464,661	2,561,516
2022	1,191,406	1,248,355
2023	2,513	1,676
2024	1,128,970
2025 and thereafter	3,246,850	3,377,197
Total	16,922,109	17,353,687

(f)                     Capitalized financial charges - consolidated

The Company capitalized financial charges in the period ended March 31, 2014 in the amount of R$19,842 (R$23,258 in the period ended March 31, 2013), including monetary variation and part of the exchange variation. The average rate of these charges in the period was 7.41% p.a. (6.98% p.a. in the first quarter of 2013).

(g)                    Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total debt	Total
Loans	Maturity	Mar/2014	guaranteed	Guarantees

BNB	March-2023	328,561	328,561	Mortgage of plants, pledge of machinery and equipment
BNDES	January-2021	2,820,085	2,820,085	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	June-2020	199,706	199,706	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	August-2023	116,956	116,956	Bank surety
FINAME	February-2022	3,273	3,273	Pledge of equipment
Total		3,468,581	3,468,581

(h)                    Financial covenants

The Company has not entered into financing agreements that establish limits for certain indicators related to the capacity to contract debt and pay interest.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

13.                   Project finance

The information on project finance was presented in the 2013 annual financial statements in Note 19.

	Contract value	Value received			Consolidated
Identification	US$ thousands	US$ thousands	Maturity	Charges (% per year)	Mar/2014	Dec/2013
Project finance I	700,000	484,847	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	1,102,285	1,141,515
Project finance II	210,000	51,422	February-2027	Us dollar exchange variation + 6.17	180,209	121,387
Project finance III	600,000	263,264	February-2029	Us dollar exchange variation + 4.33	599,833	621,410
Project finance IV	660,000	551,173	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	1,191,225	1,298,791
Project finance V	400,000	277,055	February-2029	Us dollar exchange variation + quarterly Libor + 4.65	630,702	653,288
Project finance VI	90,000	33,811	February-2029	Us dollar exchange variation + quarterly Libor + 2.73	76,896	79,630
Project finance VII	533,095	369,242	February-2029	Us dollar exchange variation + quarterly Libor + 4.64	849,442	866,581
Transactions costs					(48,756)	(51,196)
Total	3,193,095	2,030,814			4,581,836	4,731,406

Current liabilities					22,676	25,745
Non-current liabilities					4,559,160	4,705,661
Total					4,581,836	4,731,406

Braskem Idesa capitalized the charges incurred on this financing in the period ending March 31, 2014, in the amount of R$72,289 (MXN$ 394,257 thousand) (R$99,009 (MXN$606,676 thousand) in the period ended March 31, 2013, related to contributions by Braskem and the non-controlling shareholder, lent in advance, and reimbursed with the proceeds from the Project Finance. The average interest rate in the period was 5.02% p.a.

The maturity profile of this long-term financing, by year of maturity, is as follows:

	Consolidated
	Mar/2014	Dec/2013

2016	85,198	85,068
2017	251,066	254,883
2018	308,654	313,944
2019	321,612	327,391
2020	381,870	389,584
2021	438,173	447,535
2022	368,623	377,156
2023	483,189	493,770
2024	523,178	534,866
2025 and thereafter	1,397,597	1,481,464
Total	4,559,160	4,705,661

In accordance with the Company’s risk management strategy and based on its financial policy, the Management contracted and designated derivative operations under hedge accounting (Note 14.2.1 (c.ii.i)) in order to offset the change in future debt-related financial expenses caused by the fluctuation of the Libor rate.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

14.                   Financial instruments

The information related to financial instruments was presented in the 2013 financial statements of the Company, in Note 20.

14.1.             Non-derivative financial instruments – measured at fair value - consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Mar/2014	Dec/2013	Mar/2014	Dec/2013

Cash and cash equivalents	3
Cash and banks		Loans and receivables		240,089	987,824	240,089	987,824
Financial investments in Brazil		Held-for-trading	Level 2	526,937	687,938	526,937	687,938
Financial investments in Brazil		Loans and receivables		1,132,989	1,218,852	1,132,989	1,218,852
Financial investments abroad		Held-for-trading	Level 2	1,314,050	1,441,245	1,314,050	1,441,245
				3,214,065	4,335,859	3,214,065	4,335,859

Financial investments	4
FIM Sol investments		Held-for-trading	Level 2	66,962	61,670	66,962	61,670
Investments in foreign currency		Held-for-trading	Level 2	2,955	3,773	2,955	3,773
Investments in foreign currency		Held-to-maturity		359	189	359	189
Shares		Held-for-trading		1,170	1,170	1,170	1,170
Quotas of receivables investment fund Restricted deposits		Held-to-maturity		42,003	40,696	42,003	40,696
				113,449	107,498	113,449	107,498

Trade accounts receivable	5	Loans and receivables		2,848,750	2,872,395	2,848,750	2,872,395

Related parties credits	7	Loans and receivables		591,047	258,136	591,047	258,136

Trade payables		Other financial liabilities		9,959,674	10,421,687	9,959,674	10,421,687

Borrowings	12
Foreign currency - Bond		Other financial liabilities	Level 1	10,061,916	10,432,526	9,890,817	10,241,359
Foreign currency - other borrowings		Other financial liabilities		2,650,866	2,588,901	2,650,866	2,588,901
Local currency		Other financial liabilities		5,679,415	5,667,529	5,679,415	5,667,529
				18,392,197	18,688,956	18,221,098	18,497,789

Project finance	13	Other financial liabilities		4,630,592	4,782,602	4,630,592	4,782,602

Other payables
Creditors for the acquisitions of shares		Other financial liabilities		280,831	275,743	280,831	275,743
Accounts payable to non-controlling (Braskem Idesa)		Other financial liabilities		478,578	341,993	478,578	341,993
				759,409	617,736	759,409	617,736

(a)                    Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

14.1.1 Financial derivatives instruments designated and not designated for hedge accounting

			Operation characteristics
		Fair value	Principal		Balance at	Change in	Financial	Balance at
Identification	Note	hierarchy	exposure	Derivatives	Dec/2013	fair value	settlement	Mar/2014

Non-hedge accounting transactions
Commodity swap - Naphtha		Level 2	Fixed price	Variable price	(470)	68	112	(290)
Interest rate swaps	14.1.1 (a)	Level 2	Fixed rate	CDI	20,751	4,372	(983)	24,140
Contract for the future purchase		Level 2	Euro	Dollar	(5,022)	618	2,741	(1,663)
					15,259	5,058	1,870	22,187

Hedge accounting transactions
Exchange swap	14.1.1 (b)	Level 2	CDI	Dollar	367,559	(17,052)	(6,421)	344,086
Commodity swap - ethylene		Level 2	Variable price	Fixed price	(69)	199	107	237
Commodity swap - PGP		Level 2	Fixed price	Variable price	(59)	(387)	95	(351)
Interest rate swaps	14.1.1 (d.i)	Level 2	Libor	Dollar	(110,253)	34,121	6,447	(69,685)
Contract for the future purchase - Currency	14.1.1 (d.ii)	Level 2	Peso mexicano	Dollar	47,280	(7,780)	(15,785)	23,715
					304,458	9,101	(15,557)	298,002

					319,717	14,159	(13,687)	320,189

The regular changes in the fair value of derivatives not designated as hedge accounting were recorded as financial income or expenses in the same period in which they occur. In the period ended March 31, 2014, the Company recognized a financial expense of R$16,189 (financial income of R$45,035 in the period ended March 31, 2013).

(a)                    Interest rate swap linked to NCE

		Interest rate			Fair value
Identification	Nominal value	(hedge)	Maturity	Mar/2014	Dec/2013
Swap NCE I	100.000	90.65% CDI	February-2016	4,406	4,086
Swap NCE II	50.000	88.20% CDI	February-2016	2,372	2,243
Swap NCE III	100.000	92.64% CDI	February-2016	4,725	4,435
Swap NCE IV	50.000	92.70% CDI	February-2016	2,423	2,315
Swap NCE V	100.000	91.92% CDI	February-2016	4,638	4,407
Swap NCE VI	50.000	92.25% CDI	March-2016	2,434	2,310
Swap NCE VII	17.500	91.10% CDI	March-2016	808	765
Swap NCE VIII	10.000	77.52% CDI	August-2016	239	190
Swap NCE IX	50.000	68.15% CDI	December - 2016	821
Swap NCE X	50.000	67.15% CDI	December - 2016	647
Swap NCE XI	50.000	67.10% CDI	December - 2016	627
Total	627.500			24,140	20,751

Current liabilities (derivatives operations)				24,140	20,751
Total				24,140	20,751

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(b)                    Swaps related to export credit notes (NCE)

		Interest rate		Fair value
Identification	Nominal value	(hedge)	Maturity	Mar/2014	Dec/2013
Swap NCE I	200.000	5.44%	August 2019	96,583	101,904
Swap NCE II	100.000	5.40%	August 2019	45,813	48,414
Swap NCE III	100.000	5.37%	August 2019	44,083	46,642
Swap NCE IV	100.000	5.50%	April 2019	36,048	39,005
Swap NCE V	100.000	5.50%	April 2019	35,983	38,939
Swap NCE VI	150.000	5.43%	April 2019	37,116	52,745
Swap NCE VII	100.000	4.93%	April 2019	48,460	39,910
Total	850.000			344,086	367,559

Current assets (other receivables)				(36,516)	(28,481)
Non Current liabilities (derivatives operations)				380,602	396,040
Total				344,086	367,559

(c)                    Non-derivative liabilities designated for export hedge accounting

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as hedge for the flow of its highly probable future exports. On March 31, 2014, the following non-derivative liabilities were designated as hedge for the flow of its highly probable future exports:

	Financial liabilities
			Nominal value
Identification	Maturity	Hedge	US$ thousands	Mar/2014	Dec/2013

Operations designated for hedge accounting
Trade payables	2016	Dollar	839,447	1,899,668	1,966,488
Trade payables	2017	Dollar	749,685	1,696,537	1,756,212
Export prepayments	2017	Dollar	80,000	181,040	187,408
Trade payables	2018	Dollar	787,894	1,783,003	1,744,207
Export prepayments	2018	Dollar			101,513
Bond	2019	Dollar	65,143	147,419	152,604
Accounts payable	2019	Dollar	50,000	113,150	117,130
Export prepayments	2019	Dollar	618,836	1,400,428	1,449,688
Accounts payable	2020	Dollar	288,000	651,744	674,669
Trade payables	2020	Dollar	56,000	126,728	131,186
Export prepayments	2020	Dollar	380,000	859,940	890,188
Accounts payable	2021	Dollar	332,000	751,316	777,743
Trade payables	2021	Dollar	10,000	22,630	23,426
Export prepayments	2021	Dollar	374,000	846,362	876,132
Accounts payable	2022	Dollar	216,000	488,808	506,002
Export credit notes	2022	Dollar	353,000	798,839	826,938
Export prepayments	2022	Dollar	150,000	339,450	351,388
Accounts payable	2023	Dollar	653,972	1,479,938	1,531,994
Export prepayments	2023	Dollar	64,400	145,737	150,863
Accounts payable	2024	Dollar	113,854	257,652	266,715
Export prepayments	2024	Dollar	575,000	1,301,225	1,346,995
			6,757,231	15,291,614	15,829,489

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(d)                    Hedge operations by Braskem Idesa related to project finance

The hedge operations of Braskem Idesa follow the same mode as project finance, whereby the project loan must be paid exclusively with the cash generated by the project itself and shareholders provide limited guarantees (limited recourse project finance) (Note 13).

The periodic changes in the fair value of derivatives not designated as hedge accounting were recorded as financial income or expense in the same period in which they occur. In the period ended March 31, 2014, the Company recognized a financial expense of R$18,036.

(d.i)        Interest rate swap linked to Libor

	Nominal value	Interest rate		Fair value
Identification	US$ thousands	(hedge)	Maturity	Mar/2014	Dec/2013
Swap Libor I	299,996	1.9825%	May-2025	(15,879)	(25,124)
Swap Libor II	299,996	1.9825%	May-2025	(15,980)	(25,213)
Swap Libor III	299,996	1.9825%	May-2025	(15,879)	(25,213)
Swap Libor IV	129,976	1.9825%	May-2025	(6,924)	(10,924)
Swap Libor V	132,996	1.9825%	May-2025	(7,040)	(11,178)
Swap Libor VI	149,932	1.9825%	May-2025	(7,983)	(12,601)
Total	1,312,892			(69,685)	(110,253)

Current Assets (other receivables)				(1,409)
Non-Current assets (other receivables)				(100,995)	(137,345)
Current liabilities (derivatives operations)				32,719	27,092
Total				(69,685)	(110,253)

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(d.ii)       Currency futures contract– Mexican Peso

	Nominal value	Foreign exchange			Fair value
Identification	US$ thousands	(hedge)	Maturity	Mar/2014	Dec/2013
Deliverable Forward	41,020	12.6185	January-2014		3,620
Deliverable Forward	35,453	12.5394	February-2014		3,815
Deliverable Forward	39,206	12.5926	March-2014		4,065
Deliverable Forward	54,084	12.8643	April-2014	2,127	3,468
Deliverable Forward	52,182	12.9268	June-2014	1,755	3,164
Deliverable Forward	51,191	12.8909	June-2014	2,307	3,624
Deliverable Forward	46,889	12.8789	July-2014	2,457	3,612
Deliverable Forward	45,959	12.9465	September-2014	2,130	3,281
Deliverable Forward	36,561	12.9044	September-2014	2,113	2,988
Deliverable Forward	37,215	12.9570	Octuber-2014	2,008	2,923
Deliverable Forward	31,908	12.9465	December-2014	1,930	2,707
Deliverable Forward	28,169	12.9881	December-2014	1,650	2,344
Deliverable Forward	23,381	12.9518	February-2015	1,651	2,202
Deliverable Forward	29,047	13.1969	March-2015	1,029	1,788
Deliverable Forward	18,625	13.0980	March-2015	1,066	1,519
Deliverable Forward	10,230	13.0490	April-2015	722	961
Deliverable Forward	5,897	13.1167	June-2015	384	525
Deliverable Forward	7,014	13.4329	June-2015	128	317
Deliverable Forward	2,245	13.2538	July-2015	120	176
Deliverable Forward	1,840	13.1486	August-2015	138	181
Total	598,116			23,715	47,280

Current liabilities (derivatives operations)				22,311	47,280
Non-Current liabilities (derivatives operations)				1,404
Total				23,715	47,280

Before designating these swap operations as hedge accounting, on March 1, 2014, the Company recognized financial income of R$112 as profit in the period. After recognizing such designation, in shareholders’ equity, the Company recognized financial expense of R$7,768 relating to changes in the fair value of these swaps since the designation through March 31, 2014.

(e)                    Estimated maximum loss

The amount at risk of the derivatives held by Braskem on March 31, 2014, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at R$27,548 (US$12,173 thousand) for the NCE swap designated for hedge accounting and R$1,888 for the NCE swap that is not designated for hedge accounting.

The value at risk of derivatives related to the Ethylene XXI Project in Mexico in 95% of the cases, under normal market conditions, was estimated at R$21,123 (US$9,334 thousand) for the Libor derivative and R$1,577 (US$697 thousand) for the derivative of Mexican pesos.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

14.2.             Credit quality of financial assets

(a)                    Trade accounts receivable

On March 31, 2014, the credit ratings for the domestic market were as follows:

			(%)
			Mar/2014	Dec/2013
1	Minimum risk		7.28	16.56
2	Low risk		36.01	32.61
3	Moderate risk		32.02	23.54
4	High risk		23.79	26.26
5	Very high risk	(i)	0.90	1.03

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators for the periods ended:

	Last 12 months
	Domestic	Export
	Market	Market
March 31, 2014	0.31%	0.60%
March 31, 2013	0.79%	0.27%
December 31, 2013	0.14%	0.13%
December 31, 2012	0.28%	0.37%

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, Braskem uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	Mar/2014	Dec/2013
Financial assets with risk assessment
AAA	2,918,328	3,436,378
AA	56,489	93,955
A	305,006	865,105
A-		1,485
	3,279,823	4,396,923
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	42,003	40,696
Sundry funds (ii)	2,955	3,773
Other financial assets with no risk assessment	2,733	1,965
	47,691	46,434

Total	3,327,514	4,443,357

(i)         Financial assets with no internal or external ratings and approved by the Management of the Company.
(ii)       Investment funds with no internal and external risk assessment whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

14.3.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On March 31, 2014, the main risks that can affect the value of Braskem’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      U.S. dollar/Mexican peso exchange rate;

•      U.S. dollar/Euro exchange rate;

•      Libor floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

For the purposes of the risk sensitivity analysis, Braskem presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(b)                    Selection of scenarios

(b.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil on March 28, 2014 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of March 31, 2014. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions.

The Market Readout does not publish forecasts for the interest rates Libor and TJLP. Therefore, Braskem considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence. The probable scenario for the TJLP is an increase of 0.5% from the current rate of 5%, in line with the size of the government’s most recent decisions to increase or decrease the rate, and accompanying the forecast for the cumulative increase in the CDI rate by end-2014 of 0.50%.

(b.2)       Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario and show the changes in future cash flows:

			Possible adverse	Extreme adverse
Instrument	Sensibility	Probable	(25%)	(50%)
Bonds and MTN	Brazilian real/U.S. dollar exchange rate	(813,968)	(2,462,579)	(4,925,159)
Advance on exchange contracts	Brazilian real/U.S. dollar exchange rate	(9,369)	(28,346)	(56,693)
BNDES	Brazilian real/U.S. dollar exchange rate	(34,088)	(103,131)	(206,261)
Working capital / structured operations	Brazilian real/U.S. dollar exchange rate	(132,108)	(399,681)	(799,361)
Raw material financing	Brazilian real/U.S. dollar exchange rate	(103)	(310)	(621)
Export prepayments	Brazilian real/U.S. dollar exchange rate	(43,382)	(131,249)	(262,497)
Financial investments abroad	Brazilian real/U.S. dollar exchange rate	140,176	424,088	848,177
Swaps	Brazilian real/U.S. dollar exchange rate	104,083	314,919	629,783
Project finance	U.S. dollar/Mexican peso exchange rate	(73,375)	(506,168)	(1,012,337)
Deliverable Forward	U.S. dollar/Mexican peso exchange rate	(36,429)	(211,009)	(352,413)
Deliverable Forward	U.S. dollar/Euro exchange rate	(239)	(37,267)	(74,536)
Borrowings	Libor floating interest rate	(1,322)	(6,612)	(13,223)
Export prepayments	Libor floating interest rate	(2,039)	(10,193)	(20,387)
Swaps	Libor floating interest rate	1,568	(7,840)	(15,680)
Export credit notes	CDI interest rate	(7,865)	(21,159)	(40,916)
Agricultural credit note	CDI interest rate	(81,284)	(208,189)	(374,179)
Financial investments in local currency	CDI interest rate	(16,726)	(45,985)	(91,937)

			Possible adverse	Extreme adverse
Instrument	Sensibility	Probable	(25%)	(50%)
BNDES	TJLP interest rate	(42,537)	(83,993)	(124,400)
FINEP	TJLP interest rate	(98)	(194)	(289)
Other governmental agents	TJLP interest rate	(38)	(76)	(114)

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

15.                   Taxes payable

The information related to taxes payable was presented in the Company’s 2013 annual financial statements, in Note 21.

	Consolidated		Parent company
	Mar/2014	Dec/2013	Mar/2014	Dec/2013

Parent Company and subsidiaries in Brazil
IPI	92,204	81,282	66,820	60,355
PIS and COFINS	667	615
IR and CSL	90,793	52,226	18,929	21,200
ICMS	105,905	120,941	20,447	56,077
Federal tax payment program - Law 11,941/09	1,011,935	1,024,127	944,793	956,884
Other	56,698	67,680	51,837	61,423

Foreign subsidiaries
Other	2,866	1,428
Total	1,361,068	1,348,299	1,102,826	1,155,939

Current liabilities	473,325	445,424	278,215	316,408
Non-current liabilities	887,743	902,875	824,611	839,531
Total	1,361,068	1,348,299	1,102,826	1,155,939

16.                   IR and CSL

The information related to IR and CSL was presented in the Company’s 2013 annual financial statements, in Note 22.

(a)                    Reconciliation of the effects of IR and CSL on profit or loss

		Consolidated		Parent company
	Note	Mar/2014	Mar/2013	Mar/2014	Mar/2013
	2.1.1(b)		Revised		Revised
Income before IR and CSL		569,133	339,764	503,068	253,612

IR and CSL at the rate of 34%		(193,505)	(115,520)	(171,043)	(86,228)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees		(8,057)	(1,605)	92,527	53,893
Other permanent adjustments		28,772	10,259	(19,246)	(5,270)

Effect of IR and CSL on results of operations		(172,790)	(106,866)	(97,762)	(37,605)

Breakdown of IR and CSL:

Current IR and CSL		(53,456)	(43,883)
Deferred IR and CSL		(119,334)	(62,983)	(97,762)	(37,605)
Total IR and CSL on income statement		(172,790)	(106,866)	(97,762)	(37,605)

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

The Parent Company has subsidiaries abroad, whose nominal IR rate differs from those in Brazil, of 34% (IR – 25% and CSL – 9%), as shown below:

	Official rate - %
	Headquarters
	(Country)	Mar/2014

Direct and Indirect subsidiaries
Braskem Alemanha	Germany	31.90
Braskem America and Braskem America Finance	USA	35.00
Braskem Argentina	Argentina	35.00
Braskem Austria and Braskem Austria Finance	Austria	25.00
Braskem Chile and Petroquímica Chile	Chile	20.00
Braskem Espanha	Spain	30.00
Braskem Finance and Braskem Inc	Cayman Islands (*)
Braskem Holanda	Netherland	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México
and Braskem México Serviços	Mexico	30.00
Common	British Virgin Islands (*)
Lantana	Bahamas (*)
Norfolk	Uruguay	25.00

(*)  Country with favored taxation – rate of 0%.

(b)               Breakdown of deferred IR and CSL

	Consolidated		Parent company
Deferred tax - assets	Mar/2014	Dec/2013	Mar/2014	Dec/2013

Tax losses (IR) and negative base (CSL)	1,000,037	1,015,587	448,168	443,185
Goodwill amortized	11,320	12,065	8,552	9,190
Exchange variations	586,068	791,508	562,494	775,841
Temporary adjustments	370,234	408,233	319,983	295,494
Business combination	233,393	232,039	89,769	89,770
Pension plan	78,586	61,927	78,591	61,927
Deferred charges - write-off	57,110	37,971	-
Investiments in subsidiaries (CPC-18)		94,276		94,276
	2,336,748	2,653,606	1,507,557	1,769,683

Deferred tax - liabilities

Amortization of goodwill based on future profitability	661,842	643,050	552,880	544,401
Tax depreciation	584,197	541,325	288,511	269,193
Temporary differences	362,609	426,186	7,272	7,426
Business combination	575,394	585,250	83,007	83,550
Write-off negative goodwill of incorporated subsidiaries	1,039	1,187	1,039	1,187
Additional indexation PP&E	136,649	140,157	136,649	140,157
Other	55,890	56,543	52,755	49,496
	2,377,620	2,393,698	1,122,113	1,095,410

Deffered tax net	(40,872)	259,908	385,444	674,273

Asset in Balance Sheet	806,852	1,123,313	385,444	674,273
(-) Liability in Balance Sheet	847,724	863,405

Deffered tax net	(40,872)	259,908	385,444	674,273

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(c)               Net balance of deferred IR and CSL assets and liabilities

		Mar/2014
	Headquarters (Country)	IR-CSL Asset	IR-CSL Liability	Net

Assests
Braskem S.A.	Brazil	1,507,558	(1,122,113)	385,445
Braskem Argentina	Argentina	6,467		6,467
Braskem Alemanha	Germany	70,524		70,524
Braskem Idesa	Mexico	9,663		9,663
Braskem Petroquímica	Brazil	209,176	(135,790)	73,386
Braskem Qpar	Brazil	383,975	(271,913)	112,062
Petroquímica Chile	Chile	113	(80)	33
IQAG	Brazil	22		22
Quantiq	Brazil	5,626		5,626
Braskem Qpar - Bussines combination effect	Brazil	143,624		143,624
		2,336,748	(1,529,896)	806,852
Liabilitys
Braskem Qpar - Bussines combination effect	Brazil		(492,387)	(492,387)
Braskem America	USA		(355,337)	(355,337)
			(847,724)	(847,724)

		Dec/2014
	Headquarters (Country)	IR-CSL Asset	IR-CSL Liability	Net
Assests
Braskem S.A.	Brazil	1,769,683	(1,095,410)	674,273
Braskem Argentina	Argentina	5,552	-	5,552
Braskem Alemanha	Germany	67,910	-	67,910
Braskem Idesa	Mexico	57,613	(52,554)	5,059
Braskem Petroquímica	Brazil	215,348	(129,022)	86,326
Braskem Qpar	Brazil	390,017	(253,307)	136,710
Petroquímica Chile	Chile	123	-	123
IQAG	Brazil	23	-	23
Quantiq	Brazil	5,069	-	5,069
Braskem Qpar - Bussines combination effect	Brazil	142,268	-	142,268
		2,653,606	(1,530,293)	1,123,313

Liabilitys
Braskem Qpar - Bussines combination effect	Brazil	-	(501,699)	(501,699)
Braskem America	USA	-	(361,706)	(361,706)
		-	(863,405)	(863,405)

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(d)               Realization of deferred IR and CSL

In the period ended March 31, 2014, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

17.                   Sundry provisions

The information on sundry provisions was presented in the 2013 annual financial statements of the Company, in Note 23.

	Consolidated		Parent company
	Mar/2014	Dec/2013	Mar/2014	Dec/2013
Measures to
Provision for customers bonus	34,209	45,060	16,949	18,058
Provision for recovery of environmental damages	119,297	132,762	78,649	96,182
Judicial and administrative provisions	376,074	362,896	180,581	172,758
Other	11,419	14,832
Total	540,999	555,550	276,179	286,998

Current liabilities	88,019	105,856	50,531	60,991
Non-current liabilities	452,980	449,694	225,648	226,007
Total	540,999	555,550	276,179	286,998

The composition of provisions for judicial and administrative suits is as follows:

	Consolidated		Parent company
	Mar/2014	Dec/2013	Mar/2014	Dec/2013

Labor claims	124,878	125,887	112,575	113,555

Tax claims
IR and CSL	33,068	32,319
PIS and COFINS	36,499	35,634
ICMS - interstate purchases	88,327	86,233
ICMS - other	11,710	11,432
Other	71,573	61,372	57,989	49,186

Societary claims and other	10,019	10,019	10,017	10,017
	376,074	362,896	180,581	172,758

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

18.                   Post-employment (defined-benefit plans)

The information on post-employment (defined-benefit plans) was presented in the 2013 annual financial statements of the Company, in Note 25.

The amounts recognized are as follows:

		Consolidated		Parent company
		Mar/2014	Dec/2013	Mar/2014	Dec/2013

Petros Plans	(a)	235,134	158,122	207,134	158,122
Novamont Braskem America		7,509	9,554
Braskem Alemanha		34,386	34,515
		277,029	202,191	207,134	158,122

Current liabilities		-	158,137		158,122
Non-current liabilities		277,029	44,054	207,134
Total		277,029	202,191	207,134	158,122

(a)               Petros Plans

In August and October 2012, the Brazilian Private Pension Plan Superintendence (PREVIC - Superintendência Nacional de Previdência Complementar) approved the withdrawal of the sponsorship by Braskem of these plans, which required the payment of the mathematical reserves of the respective beneficiaries and in turn the monetization of the assets of the plans managed by Petros. In view of the unlikelihood of said monetization after almost two years since the approval by PREVIC, Management of the Company had no other option but to start all necessary procedures to resume the sponsorship of the plans. This decision was formalized through a legal injuction dated April 3 2014 that had the main goal of safeguarding Braskem’s rights. Management expects that during the next months, the conditions for the resumption of sponsorship of the plan, including the preparation of the actuarial reports, would be established as a result of the discussions that will necessarily be conducted with PREVIC and Petros. The provision booked by the Company, measured based on the criteria that has been adopted since the decision to withdraw sponsorship, was increased by the estimate of the past service cost (Note 23) and was reclassified to non-current liabilities.

19.                   Contingencies

Braskem has contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business, of a labor and social security, tax, civil and corporate nature, which involve risks of losses that are classified by the Company’s management as possible.

In the quarter ended March 31, 2014, there were no material events or changes in the previsions reported on December 31, 2013.

A detailed presentation of the Company’s contingent liabilities was presented in the 2013 annual financial statements of the Company, in Note 28.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

20.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2013 annual financial statements, in Note 29.

(a)                    Capital

		Shares unit
				Preferred		Preferred
		Common		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.96%			305,517,121	38.32%
Petrobras		212,426,951	47.03%	75,479,347	21.88%			287,906,298	36.11%
BNDESPAR				40,102,837	11.62%			40,102,837	5.03%
ADR	(i)			34,191,744	9.91%			34,191,744	4.29%
Other		12,907,078	2.86%	114,891,694	33.30%	593,818	100.00%	128,392,590	16.10%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(i)    American Depositary Receipts traded on the New York Stock Exchange (USA);
(ii)   These share are considered “treasury shares” in the consolidated shareholders’ equity, amounting to R$48,892.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

(b)                    Other comprehensive income - shareholders' equity

	Parent company and consolidated
			Defined		Foreign
	Additional	Deemed	benefit		currency	Loss
	indexation of	cost of	plan actuarial	Fair value	translation	on interest
	PP&E	PP&E	Gain (loss)	of hedge	adjustment	in subsidiary
	(i)	(i)	(ii)	(iii)	(iv)	(v)	Total

At December 31, 2012	299,305	20,207	(11,816)		37,158	(7,443)	337,411

Additional indexation
Realization by depreciation or write-off assets	(10,317)						(10,317)
IR and CSL	3,508						3,508

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(367)					(367)
IR and CSL		125					125

Loss on interest in subsidiary						(1,980)	(1,980)

Foreign currency translation adjustment					(6,821)		(6,821)

At March 31, 2013	292,496	19,965	(11,816)		30,337	(9,423)	321,559

At December 31, 2013	272,069	19,240	(11,647)	(1,605,356)	242,407	(9,404)	(1,092,691)

Additional indexation
Realization by depreciation or write-off assets	(10,317)						(10,317)
IR and CSL	3,507						3,507

Deemed cost of jointly-controlled investment
Realization by depreciation or write-off assets		(366)					(366)
IR and CSL		125					125

Foreign sales hedge
Exchange rate				537,876			537,876
IR and CSL				(182,878)			(182,878)

Fair value of Cash flow hedge
Change in fair value				8,431			8,431
Transfer to result				1,217			1,217
IR and CSL				(8,395)			(8,395)

Foreign currency translation adjustment					(46,134)		(46,134)

At March 31, 2014	265,259	18,999	(11,647)	(1,249,105)	196,273	(9,404)	(789,625)

(i)	Realization as the asset is depreciated or written-off.
(ii)	Realization upon extinction of the plan.
(iii)	Realization upon maturity, prepayment or loss of efficacy for hedge accounting.
(iv)	Realization upon write-off of subsidiary abroad.
(v)	Realization upon divestment or transfer of control of subsidiary.

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

21.                   Earnings per share

The information related to the earnings per share of the Company was presented in its 2013 annual financial statements, in Note 30.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Basic and diluted

	Note	Mar/2014	Mar/2013
	2.1.1(b)		Revised

Profit for the period attributed to Company's shareholders		405,306	216,007

Distribution of dividends attributable to priority:
Preferred shares class "A"		208,437	208,437
Preferred shares class "B"		360	360
		208,797	208,797

Distribution of the remaining results to common shares		196,509	7,210

Reconciliation of income available for distribution, by class (numerator):
Common shares		196,509	7,210
Preferred shares class "A"		208,437	208,437
Preferred shares class "B"		360	360
		405,306	216,007

Weighted average number of shares, by class (denominator):
Common shares		451,668,652	451,668,652
Preferred shares class "A"		343,848,120	343,848,120
Preferred shares class "B"		593,818	593,818
		796,110,590	796,110,590

Profit (loss) per share (in R$)
Common shares		0.4351	0.0160
Preferred shares class "A"		0.6062	0.6062
Preferred shares class "B"		0.6062	0.6062

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

22.                   Net sales revenues

The information on net sales revenue was presented in the 2013 annual financial statements of the Company, in Note 31.

		Consolidated		Parent company
	Note	Mar/2014	Mar/2013	Mar/2014	Mar/2013
	2.1.1(b)		Revised
Sales revenue
Domestic market		8,505,375	7,478,061	5,998,134	5,196,361
Foreign market		5,125,059	3,836,079	1,708,229	1,492,345
		13,630,434	11,314,140	7,706,363	6,688,706
Sales deductions
Taxes		(1,688,017)	(1,697,059)	(1,043,647)	(1,097,792)
Sales returns and other		(99,791)	(115,911)	(67,641)	(82,131)
		(1,787,808)	(1,812,970)	(1,111,288)	(1,179,923)

Net sales revenue		11,842,626	9,501,170	6,595,075	5,508,783

23.                   Other operating income (expenses) - consolidated

In the period ended March 31, 2014, the main effects on this item were as follows:

•      Gain on sale of  DAT (Note 1(a.x)):

DAT
Amount
Sale amount	315,000
Cost amount of the investment sold in the divestment date	(37,662)
Gain on sale	277,338

•      Expense with additional provision accrued for the Petros Plans in the amount of R$65,000 (Note 18(a)).

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

24.                   Financial results

The information on financial results was presented in the 2013 annual financial statements of the Company, in Note 34.

		Consolidated		Parent company
	Note	Mar/2014	Mar/2013	Mar/2014	Mar/2013
	2.1.1(b)		Revised
Financial income
Interest income		52,124	34,582	44,121	32,324
Monetary variations		16,719	2,527	16,090	2,301
Exchange rate variations		(60,899)	42,497	(157,488)	(6,126)
Other		8,939	43,506	6,204	16,815
		16,883	123,112	(91,073)	45,314

Financial expenses
Interest expenses		(306,859)	(237,231)	(287,032)	(224,203)
Monetary variations		(85,866)	(73,160)	(86,180)	(72,772)
Exchange rate variations		53,865	284,996	155,923	256,902
Inflation adjustments on fiscal debts		(30,425)	(24,992)	(24,949)	(20,596)
Tax expenses on financial operations		(2,760)	(2,944)	(1,419)	(2,022)
Discounts granted		(31,293)	(14,541)	(16,961)	(3,884)
Loans transaction costs - amortization		(6,777)	(2,113)	(1,843)	(81)
Adjustment to present value - appropriation		(141,992)	(137,162)	(120,162)	(72,053)
Other		(24,921)	(23,766)	(9,475)	(12,800)
		(577,028)	(230,913)	(392,098)	(151,509)

		(560,145)	(107,801)	(483,171)	(106,195)

		Consolidated		Parent company
	Note	Mar/2014	Mar/2013	Mar/2014	Mar/2013
	2.1.1(b)		Revised
Interest income - origins by application type
Held for sale		373	1,098	373	1,098
Loans and receivables		32,759	22,453	30,656	20,935
Held-to-maturity		8,558	2,918	8,558	2,892
		41,690	26,469	39,587	24,925
Other assets not classifiable		10,434	8,113	4,534	7,399
Total		52,124	34,582	44,121	32,324

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

25.                   Expenses by nature

The information on expenses by nature was presented in the 2013 annual financial statements of the Company, in Note 35.

		Consolidated		Parent company
	Note	Mar/2014	Mar/2013	Mar/2014	Mar/2013
	2.1.1(b)		Revised
Classification by nature:
Raw materials other inputs		(8,939,861)	(7,210,508)	(4,836,054)	(4,195,776)
Personnel expenses		(530,148)	(450,448)	(332,952)	(270,635)
Outsourced services		(418,358)	(378,765)	(242,230)	(203,029)
Tax expenses		(3,257)	(1,856)	(2,117)	(1,067)
Depreciation, amortization and depletion		(501,105)	(480,924)	(318,520)	(300,991)
Freights		(386,191)	(367,442)	(246,674)	(231,531)
Other expenses		65,578	(158,940)	148,330	(108,130)
Total		(10,713,342)	(9,048,883)	(5,830,217)	(5,311,159)

Classification by function:
Cost of products sold		(10,324,626)	(8,490,154)	(5,724,864)	(4,969,651)
Selling and distribution		(269,509)	(252,039)	(162,924)	(148,574)
General and administrative		(275,014)	(253,362)	(173,737)	(154,188)
Research and development		(34,142)	(24,564)	(20,573)	(18,515)
Other operating income (expenses), net		189,949	(28,764)	251,881	(20,231)
Total		(10,713,342)	(9,048,883)	(5,830,217)	(5,311,159)

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

26.                   Segment information

The information related to the presentation of information by segment was presented in the 2013 annual financial statements, in Note 36.

		Mar/2014
		Reporting segments					Total reportable segments	Other segments	Corporate unit	Braskem consolidated before eliminations	Eliminations	Braskem consolidated
	Note	Basic petrochemicals	Polyolefins	Vinyls	USA and Europe	Chemical distribution

Net sales revenue		6,638,139	4,529,089	699,563	2,042,039	231,348	14,140,178	56,599		14,196,777	(2,354,151)	11,842,626
Cost of products sold		(5,993,749)	(3,807,709)	(645,765)	(1,914,377)	(193,567)	(12,555,167)	(56,912)		(12,612,079)	2,287,453	(10,324,626)
Gross profit		644,390	721,380	53,798	127,662	37,781	1,585,011	(313)		1,584,698	(66,698)	1,518,000

Operating expenses
Selling, general and distribution expenses		(151,098)	(233,081)	(43,075)	(78,459)	(24,159)	(529,872)	(15,423)	(33,370)	(578,665)		(578,665)
Results from equity investments									(6)	(6)		(6)
Other operating income (expenses), net		217,528	(7,609)	1,746	2,795	(3,070)	211,390	784	(22,225)	189,949		189,949
		66,430	(240,690)	(41,329)	(75,664)	(27,229)	(318,482)	(14,639)	(55,601)	(388,722)		(388,722)

Operating profit (loss)		710,820	480,690	12,469	51,998	10,552	1,266,529	(14,952)	(55,601)	1,195,976	(66,698)	1,129,278

		Mar/2013
	2.1.1(b)											Revised
		Reporting segments					Total reportable segments	Other segments	Corporate unit	Braskem consolidated before eliminations	Eliminations	Braskem consolidated
		Basic petrochemicals	Polyolefins	Vinyls	USA and Europe	Chemical distribution

Net sales revenue		5,983,719	3,858,051	644,473	1,606,045	207,444	12,299,732	22,026		12,321,758	(2,820,588)	9,501,170
Cost of products sold		(5,555,933)	(3,409,385)	(593,508)	(1,511,245)	(176,504)	(11,246,575)	(24,661)		(11,271,236)	2,781,082	(8,490,154)
Gross profit		427,786	448,666	50,965	94,800	30,940	1,053,157	(2,635)		1,050,522	(39,506)	1,011,016

Operating expenses
Selling, general and distribution expenses		(122,134)	(204,950)	(40,418)	(61,740)	(22,023)	(451,265)	(11,423)	(67,277)	(529,965)		(529,965)
Results from equity investments									(4,722)	(4,722)		(4,722)
Other operating income (expenses), net		(21,446)	(423)	6,664	1,054	291	(13,860)	(2,432)	(12,472)	(28,764)		(28,764)
		(143,580)	(205,373)	(33,754)	(60,686)	(21,732)	(465,125)	(13,855)	(84,471)	(563,451)		(563,451)

Operating profit (loss)		284,206	243,293	17,211	34,114	9,208	588,032	(16,490)	(84,471)	487,071	(39,506)	447,565

Braskem S.A.

Notes to the financial statements

at March 31, 2014

All amounts in thousands of reais, except where stated otherwise

27.                   Subsequent events

(a)               On April 8, 2014, Braskem Idesa received the third tranche of the Project Finance in the amount of R$1,021,760 (US$ 464,986 thousand).

(b)               On April 9, 2014, the Annual Shareholders’ Meeting approved the payment of dividends for the fiscal year ended December 31, 2013, in the amount of R$482,593, which will be paid starting April 22, 2014.

(c)               On April 16, 2014, Braskem issued $ 250 million in Bonds through the reopening of his Bond with maturing for February 2024 and interest rate of 6.45% per year. The issue was priced at 103% of face, which represents a yield of 6.04% per year. In May 2014, Braskem used the proceeds raised to swap part of the bonds maturing in 2017, 2018 and 2020.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.